46



05008592

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Datang Int'l Power Generation Co Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5786 FISCAL YEAR 12-31-04

Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 6/7/05



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

DTP 大唐发电



Powering Onwards with Ten Years' Achievement

Annual Report 2004



Powering Onwards with Ten Years' Achievement

2004 was Datang Power's 10th Anniversary. The Company has come a long way since its establishment ten years ago. With the Beijing-Tianjin-Tangshan region as its principal service area and focusing on coal-fired generation, throughout these years the Company has gradually advanced beyond the North China region to move into the West and the economically developed coastal area. It is now building large-scale coal-fired power plants along the southeastern coast and developing hydropower projects in the southwestern region, mapping out a strategic deployment of its power generation sources. During the past ten years, Datang Power has built outstanding results and excellent operating strengths, now equipped with total installed capacity exceeding 10,000 MW and generating more than 50 million MWh of electricity a year.

Datang Power will further capitalise on the unprecedented opportunities presented in the power industry. It will pro-actively pursue a resource securing strategy focusing on coal, a development strategy actively exploring hydropower projects and an expansion strategy moving into regions with market advantages. In so doing, Datang Power aims to continuously enhance its integral capabilities, provide safe and high-quality electricity to the society, and secure a rapid, sustainable development for the Company.

Contents

Company Profile


DTP

Datang International Power Generation Company Limited ("Datang Power" or the "Company", formerly Beijing Datang Power Generation Company Limited) was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13th December 1994 and transformed to be a sino-foreign joint stock limited company on 13th May 1998. The Company has been renamed to Datang International Power Generation Company Limited on 15th March 2004. As at 31st December 2004, the registered capital of the Company amounted to approximately RMB5.163 billion, with total assets of the Company and its subsidiaries amounting to approximately RMB49.475 billion.

Datang Power was listed in Hong Kong and London on 21st March 1997, raising proceeds of approximately RMB3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts (ADRs) have been approved to be traded in the U.S. over-the-counter market. In September 2003, the Company issued 5-year convertible bonds of US$153.8 million.

As one of the largest independent power producers in China, Datang Power is engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns 4 operating power plants, managed 15 power companies. Total installed capacity amounted to 10,410MW as at the end of 2004.

Strengthening Our Operation Scale and Capacity


Beijing Energy Investment Holding Co., Ltd.
13.01%
Hebei Construction Investment Company
13.01%
China Datang Corporation
35.43%
Holders of H Shares
27.71%
Tianjin Jinneng Investment Company
10.84%



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

- Dou He Power Plant (1,550 MW) **100%**
- Gao Jing Thermal Power Plant (600 MW) **100%**
- Xia Hua Yuan Power Plant (400 MW) **100%**
- Zhang Jia Kou Power Plant (2,400 MW) **100%**
- Tianjin Datang International Panshan Power Generation Company Limited (1,200 MW) **75%**
- Inner Mongolia Datang International Tuoketuo Power Generation Company Limited (3,600 MW) **60%**
- Hebei Datang International Huaze Hydropower Development Company Limited (20 MW) **90.43%**
- Hebei Datang International Tangshan Thermal Power Company Limited (600 MW) **80%**
- Shanxi Datang International Yungang Thermal Power Company Limited (440 MW) **80%**
- Shanxi Datang Shentou Power Generation Company Limited (1,000 MW) **60%**
- Shanxi Datang International Yuncheng Power Generation Company Limited (1,200 MW) **51%**
- Gansu Datang International Liancheng Power Generation Company Limited (600MW) **55%**
- Yunnan Datang International Honghe Power Generation Company Limited (600 MW) **70%**
- Yunnan Datang International Lixianjiang Hydropower Development Company Limited (579 MW) **70%**
- Yunnan Datang International Nalan Hydropower Development Company Limited (150 MW) **51%**
- Chongqing Datang Pengshui Hydropower Development Company Limited (1,750 MW) **40%**
- Ningxia Datang Daba Second Power Generation Company Limited (1,200 MW) **45%**
- Guandong Datang International Chaozhou Power Generation Company Limited (1,200 MW) **75%**
- Fujian Datang International Ningde Power Generation Company Limited (1,200 MW) **55%**

Corporate **Philosophy**



Our Corporate Values

Team spirit, results oriented and pursuit of excellence

Our Development Strategies

The Company will actively pursue:

- a resource securing strategy focusing on coal;
- a development strategy actively exploring hydropower generation; and
- an expansion strategy moving into regions with market advantages.

Major Events for the 10th Anniversary



1994

NOV The establishment meeting, the first session of the board of directors (the "Board of Directors") and the supervisory committee (the "Supervisory Committee") of Beijing Datang Power Generation Company Limited ("Beijing Datang Power") were convened in Beijing. Beijing Datang Power's promoters included North China Power Group Company ("NCPGC"), Beijing International Power Development and Investment Company ("Beijing International Investment") and Hebei Construction Investment Company ("Hebei Construction Investment"). At the establishment meeting, the articles of association of Beijing Datang Power (the "Articles of Association") were discussed and passed, and members of the first session of the Board of Directors and the Supervisory Committee were elected.

DEC Beijing Datang Power was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the PRC. Total installed capacity of Beijing Datang Power amounted to 2,850MW, comprising Gao Jing Power Plant (600MW), Dou He Power Plant (1,550MW), Zhang Jia Kou Power Plant (300MW) and Xia Hua Yuan Power Plant (400MW).

1995

SEP Unit 4 (300MW) of Zhang Jia Kou Power Plant commenced commercial operation.

1996

SEP The State Commission for Restructuring Economic Systems issued an approval in respect of "Beijing Datang Power's Transformation into an Overseas-listed Company". Pursuant to this, Beijing Datang Power was approved to transform into an overseas-listed company through a public offering. The Articles of Association and the offering of 1,244.06 million overseas-listed foreign shares (the "H Shares") were approved.

NOV The Securities Commission of the State Council issued an approval in respect of "Beijing Datang Power's Issue of Overseas-listed Foreign Shares".

1997

MAR Beijing Datang Power was listed on the The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the London Stock Exchange simultaneously, and became the first Chinese power company listed in Hong Kong and the first Chinese company listed in London. Beijing Datang Power issued 1,430.669 million H Shares at HK$2.52 per H Share with a P/E ratio of approximately 12 times, raising approximately RMB3.7 billion. As such, the total share capital of Beijing Datang Power has reached RMB5.163 billion, of which 27.71% was H Shares.

JUL Beijing Datang Power acquired NCPGC's Unit 1 (300MW) of Zhang Jia Kou Power Plant.
Construction of Zhang Jia Kou Power Plant Phase II commenced, the first construction project since Beijing Datang Power was established and under which installation of four domestic coal-fired power generation units (each 300MW) was planned.



1998

JAN Beijing Datang Power acquired 51% and 9% equity interests in Tuoketuo Power Generation Project which were originally held by NCPGC and Inner Mongolia Power Company ("Inner Mongolia Power") respectively, totaling 60% equity interests; Beijing International Investment acquired 10% equity interests which were originally held by Inner Mongolia Power, increasing its shareholding to 25%; Inner Mongolia Power's equity interests were reduced to 15%.

FEB NCPGC has transferred all its equity interests (representing 75% investment interests) in Panshan Power Generation Company Limited ("Panshan Power Company") to Beijing Datang Power.

NOV Construction of two 600MW units at Panshan Power Company commenced.

1999

MAR Unit 5 (300MW) of Zhang Jia Kou Power Plant Phase II commenced commercial operation.
The State Power Corporation of China approved NCPGC to transfer its 1,755,331,800 shares of Beijing Datang Power at RMB1.595 per share to Beijing International Investment, Hebei Construction Investment and Tianjin Jinneng Investment Company ("Tianjin Jinneng"). Beijing International Investment, Hebei Construction Investment and Tianjin Jinneng were being transferred 575,732,400 shares, 639,772,400 shares and 559,827,000 shares, respectively.

DEC Unit 6 (300MW) of Zhang Jia Kou Power Plant Phase II commenced commercial operation.

2000

OCT Beijing Datang Power acquired Unit 2 (300MW) of Zhang Jia Kou Power Plant from Huaneng Group Company.

NOV NCPGC and Shanxi Province Power Company transferred its 50% and 10% shareholding, respectively, in Shanxi Shentou Huajin Power Generation Company Limited ("Shentou Power Company") to Beijing Datang Power. Pursuant to this, Beijing Datang Power held a total of 60% equity interests in Shentou Power Company.

DEC Unit 7 (300MW) of Zhang Jia Kou Power Plant Phase II commenced commercial operation.

2001

FEB The China Securities Regulatory Commission (the "CSRC") approved Beijing Datang Power's issue of Level 1 ADRs.

AUG Unit 8 of Zhang Jia Kou Power Plant Phase II commenced commercial operation. With 2,400 MW installed capacity, Zhang Jia Kou Power Plant became the largest power plant in the North China Power Grid and the second largest coal-fired power plant nationwide.

SEP US Securities and Exchange Commission approved Beijing Datang Power's issuance of Level 1 ADRs. The Company's overseas-listed shares in circulation could be traded in the US over-the-counter ("OTC") market the same day.



2002

JAN Unit 1 (600MW) of Panshan Power Company commenced commercial operation.
Two hydropower generation units (20MW) of Hebei Huaze Hydropower Development Company Limited commenced commercial operation.

JUL Unit 2 (600MW) of Panshan Power Company commenced commercial operation.

DEC China Datang Corporation ("CDT") was established. The 35.42% equity interests of Beijing Datang Power originally held by NCPGC were transferred to CDT.

2003

JUN Unit 1 (600MW) of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company") commenced commercial operation.

JUL Unit 2 (600MW) of Tuoketuo Power Company commenced commercial operation.

SEP The issue of US$153.8 million 5-year convertible bonds was completed.

NOV Unit 1 (220MW) of Shanxi Datang Pingwang Thermal Power Company Limited ("Pingwang Thermal Power Company") commenced commercial operation.

DEC Unit 2 (220MW) of Pingwang Thermal Power Company commenced commercial operation.

2004

JAN Unit 1 (300MW) of Hebei Datang Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company") commenced commercial operation.

MAR "Beijing Datang Power Generation Company Limited" was renamed "Datang International Power Generation Co., Ltd.".

MAY Mr. Zhai Ruoyu, Chairman of Datang Power, was named "China CEO of the Year".

JUL Unit 3 (600MW) of Tuoketuo Power Company commenced commercial operation.

AUG Project proposal in respect of Tuoketuo Power Company Phase III was approved by the National Development and Reform Commission (the "NDRC").
Project proposal in respect of Chongqing Wujiang Pengshui Power was approved by the NDRC.

SEP Project proposal in respect of Guangdong Datang International Chaozhou Power Generation Company Limited Phase I was approved by the NDRC.
Unit 4 (600MW) of Tuoketuo Power Company commenced commercial operation.
Unit 2 (300MW) of Tangshan Thermal Power Company commenced commercial operation.

DEC Unit 1 (300MW) of Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company") commenced commercial operation.
Unit 1 (500MW) of Shentou Power Company commenced on-grid power generation.

Distribution of the Company's Power Plants

The Four Power Plants wholly-owned by Datang Power:

1. Gao Jing Thermal Power Plant
2. Dou He Power Plant
3. Zhang Jia Kou Power Plant
4. Xia Hua Yuan Power Plant


Gao Jing Thermal Power Plant


Dou He Power Plant


Zhang Jia Kou Power Plant


Xia Hua Yuan Power Plant

The 15 Power Companies Managed by Datang Power:

1. Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company")
2. Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company")
3. Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower Company")
4. Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power Company")
5. Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company")
6. Shanxi Datang Shentou Power Generation Company Limited ("Shentou Power Company")
7. Shanxi Datang International Yuncheng Power Generation Company Limited ("Yuncheng Power Company")
8. Chongqing Datang Pengshui Hydropower Development Company Limited ("Pengshui Hydropower Company")
9. Ningxia Datang Daba Second Power Generation Company Limited ("Daba Power Company")
10. Guandong Datang International Chaozhou Power Generation Company Limited ("Chaozhou Power Company")
11. Fujian Datang International Ningde Power Generation Company ("Ningde Power Company")
12. Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")
13. Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company")
14. Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company")
15. Yunnan Datang International Nalan Hydropower Development Company Limited ("Nalan Hydropower Company")



Zhang Jia Kou Power Plant 3
Fengning Hydropower Company
Xia Hua Yuan Power Plant 4
Panshan Power Company
Gao Jing Thermal Power Plant 1
2 Dou He Power Plant
Tuoketuo Power Company
Tangshan Thermal Power Company
Yungang Thermal Power Company
Shentuo Power Company
Daba Power Company
Yuncheng Power Company
Liancheng Power Company
Pengshui Hydropower Company
Honghe Power Company
Ningde Power Company
Nalan Hydropower Company
Lixianjiang Hydropower Company
Chaozhou Power Company



Financial and Operating Highlights

(Amounts expressed in millions of RMB)

Consolidated Income Statements

For the year ended 31st December	2000	2001	2002	2003	2004
Operating revenue	5,694	6,550	8,018	9,951	13,584
Profit before taxation	2,070	2,146	2,010	2,858	3,663
Taxation	(695)	(714)	(672)	(989)	(919)
Profit after taxation	1,375	1,432	1,338	1,869	2,744
Minority interest	–	6	67	(57)	(451)
Net profit	1,375	1,438	1,405	1,812	2,293

Note: No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

Consolidated Balance Sheets

As at 31st December	2000	2001	2002	2003	2004
Total assets	19,986	23,190	26,820	35,544	49,475
Total liabilities	(6,652)	(8,808)	(11,533)	(18,582)	(30,396)
Minority interests	(403)	(530)	(908)	(1,241)	(1,969)
Shareholders' equity	12,931	13,852	14,379	15,721	17,110

Consolidated Operating Revenue

(Amounts expressed in millions of RMB)


13,584
9,951
8,018
6,550
5,694
2000
2001
2002
2003
2004

For the year ended 31st December

Consolidated Net Profit

(Amounts expressed in millions of RMB)



2,293
1,812
1,438
1,405
1,375
2000
2001
2002
2003
2004

For the year ended 31st December

Consolidated Total Assets

(Amounts expressed in millions of RMB)



49,475
35,544
26,820
23,190
19,986
2000
2001
2002
2003
2004

As at 31st December

Total Installed Capacity

(MW)



10,410
7,810
6,170
5,570
4,650
2000
2001
2002
2003
2004

As at 31st December

Gross Generation

(MWh)



55,853,036
41,195,860
32,277,932
26,477,988
22,328,793
2000
2001
2002
2003
2004

For the year ended 31st December

On-grid Electricity

(MWh)



52,449,594
38,650,938
30,119,062
24,590,612
20,750,515
2000
2001
2002
2003
2004

For the year ended 31st December

Equivalent Availability Factor

(%)



94.12
93.96
93.30
93.30
92.35
2000
2001
2002
2003
2004

For the year ended 31st December

Development •

New Markets, Expanded Coverage.


Yinchuan
Shijia
Yan'an
Luoyang
Xining
Lanzhou
Baoji
Xi'an
Zheng
CHINA
Chengdu
Wan Xian
Qamdo
Naijiang
Sadiya
Duko
Kunmin
Beijing

Growth is always our top priority. In 2005, the Company will seize the unique development opportunities presented to the industry, and will continue to pursue rapid, sustainable growth and unceasing enhancement of our integral capabilities.

Chairman's Statement



To all shareholders,

The 10th anniversary of the Company in 2004 is witnessed by encouraging records in production, operation and infrastructure, reflecting the rapid growth and increasingly strengthened integral capabilities of the Company.

As at 31st December 2004, consolidated total assets of the Company and its subsidiaries amounted to approximately RMB 49,475 million, an increase of approximately RMB 13,931 million over 2003 (the "Previous Year"). Consolidated operating revenue amounted to approximately RMB 13,584 million, an increase of 36.51% over the Previous Year. Consolidated net profit amounted to approximately RMB 2,293 million, an increase of 26.54% over the Previous Year. Earnings per share was approximately RMB 0.44, an increase of RMB 0.09 per share over the Previous Year. As at 31st December 2004, total installed capacity of the Company and its subsidiaries amounted to 10,410 MW.

In 2004, the Company continued to maintain a high level of safe production with an overall equivalent availability factor of 93.96%. Power generation by the Company and its subsidiaries increased by approximately 35.58% over the Previous Year. Coal consumption was approximately 352.4g/kWh, a decrease of approximately 4.10g/kWh over the Previous Year. Weighted self-consumption rate was approximately 5.98%, a decrease of 0.20 percentage point compared to the Previous Year.

In 2004, China saw a considerable growth in its economy, rapid progress in science and technology development, a faster pace of structural adjustments of its economy, stronger national integral capabilities, burgeoning demand for power supply and, consequently, greater room for development and growth. In 2005, although the imbalance between power supply and demand is expected to ease, the country may continue to see an overall shortage in supply and serious seasonal undersupply may lead to periodic power stoppage in a number of regions. Given the pace of economic growth and the construction period required for power plants, power supply is expected to remain stretched in 2005. However, China will continue to undertake differential approaches for different industries in its macro-economic control measures, under which the development of the power industry will continue to receive the State's support. Reforms on the power sector are advancing and more market-oriented policies will be promulgated, thereby gradually regulating behaviors in the market.

Growth is always our top priority. In 2005, the Company will seize the unique development opportunities presented to the industry, and will continue to pursue rapid, sustainable growth and unceasing enhancement of our integral capabilities. On the other hand, the Company will emphasize the balance between the pace of growth and the quality and effectiveness of growth, aiming to achieve synchronous growth in operating scale and effectiveness. The Company will be careful in selecting and optimising its projects, controlling construction costs, and preventing investment and operational risks. In short, the Company will work hard to maximise profitability and strengthen its competitiveness and productivity, with a view to providing high-quality and safe power supply to the public and pushing forward a rapid, sustainable development of the Company.

Meanwhile, the Company will continue to count on its investors for their views and opinions and to seek effective communication with its shareholders, so as to achieve high management effectiveness and transparency. We will enhance our efforts in communicating with the market in various forms and in cultivating the Company's influence in the market, in an endeavour to uphold its positive image and to procure a continued growth in shareholder value.

Last but not least, may I express my sincere gratitude to all shareholders, various organisations and friends for their trust and support over the year.

Zhai Ruoyu
Chairman

28th March 2005



Operations ·

Achieving Another High.



According to forecasts, China will continue to achieve steady economic growth in 2005. Power demand in the Company's service area is expected to grow more than 10%. Tension in power supply provides new business opportunities to the Company and its subsidiaries.

(I) Operating Environment

China continued to enjoy steady economic growth in 2004 (the "Year") with national GDP growth rate of approximately 9.5%. Driven by domestic economic growth, power demand in China increased substantially. The nationwide power generation during the Year increased by approximately 14.8% as compared to the Previous Year. Medium-to-large-scale industries remained the major driving force behind the growth in power demand while consumption of the residential and commercial sectors still partook a significant proportion of the total power consumption.

During the Year, while the Company and its subsidiaries continued to transmit electricity to the Beijing-Tianjin-Tangshan ("BTT") Power Grid, Yungang Thermal Power Company, a subsidiary of the Company, transmitted electricity to the Shanxi Power Grid.

During the Year, the sales of electricity of the BTT Power Grid are as follows:


2003
Others (6%)
Residential (15%)
Agricultural (4%)
Commercial (11%)
Industrial (64%)
2004
Residential (12.74%)
Others (3.13%)
Agricultural (1.46%)
Commercial (10.50%)
Industrial (72.17%)



During the Year, the GDP growth and sales of electricity of Shanxi Province increased by 14.1% and 14.6%, respectively as compared to the Previous Year.

(II) Business Review

During the Year, the Company and its subsidiaries achieved consolidated operating revenue of approximately RMB13,584 million, representing an increase of approximately 36.51% as compared to the Previous Year, and consolidated net profit of approximately RMB2,293 million for the Year, representing an increase of approximately 26.54% as compared to the Previous Year. Earnings per share was approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

During the Year, total power generation of the Company and its subsidiaries increased by 35.58% as compared to the Previous Year. During the Year, power generation units of the Company's subsidiaries with total capacity of

2,600 MW were put into operation, laying solid foundations for the Company's ongoing development.

1. Production

As at 31st December 2004, the installed capacity (managed capacity) of operating units owned by the Company and its subsidiaries was 10,410 MW. Total power generation of the Company and its subsidiaries for the Year amounted to approximately 55.853 million MWh, representing an increase of approximately 35.58% as compared to the Previous Year. Total on-grid electricity amounted to approximately 52.45 million MWh for the Year, representing an increase of approximately 35.7% over the Previous Year. The increases in power generation and on-grid electricity were mainly attributable to:

(1) the continued increase in power demand - the nationwide power consumption increased by approximately 14.9% for the Year;

(2) the increase in power generation capacity - with six power generation units of the Company's subsidiaries were put into operation during the Year, the managed capacity of the Company increased by 2,600 MW as compared to the Previous Year;

(3) safe and stable operation of existing power generation units at high operating levels - the equivalent availability factor reached approximately 93.96% during the Year, an increase of 0.7 percentage point over the Previous Year; and

(4) secured fuel supply - the increase in power demand during the Year driven by substantial domestic economic growth had resulted in tension in coal supply. Under these unfavourable conditions, the Company and its subsidiaries proactively coordinated to cultivate diverse sources of coal supply and worked closely with the mining and railway authorities. Owing to such efforts, the Company and its subsidiaries have secured sufficient coal supply for their operating power generation units.

Operating conditions of the Company and its subsidiaries' major power plants during the Year were as follows:

- the power generation of the Company's power plants, namely Gao Jing Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950 MW, was approximately 32.223 million MWh during the Year;
- the power generation of Units 1 and 2 of Panshan Power Company, a subsidiary of the Company, with total installed capacity of 1,200 MW, was approximately 7.767 million MWh during the Year;
- Units 1 and 2 of Tuoketuo Power Company, a subsidiary of the Company, were put into operation last year whilst its Units 3 and 4 (2 x 600 MW) were put into operation in July and September 2004, respectively. Total installed capacity amounted to 2,400 MW. During the Year, total power generation amounted to 10.489 million MWh;

- Units 1 and 2 (2 x 300 MW) of Tangshan Thermal Power Company, a subsidiary of the Company, were put into operation in January and September of the Year, respectively. The power generation of these power generation units for the Year was approximately 2.113 million MWh;
- the power generation of Units 1 and 2 of Fengning Hydropower Company, a subsidiary of the Company, with total installed capacity of 20 MW, was approximately 22 million kWh for the Year;
- the power generation of Yungang Thermal Power Company, with total installed capacity of 440 MW, was approximately 3.12 million MWh for the Year; and



- Unit 1 (300 MW) of Liancheng Power Company was put into operation in December 2004. The power generation of the unit was approximately 119 million kWh for the Year.

Certain operation statistics of the Company's four wholly-owned power plants and several subsidiaries for the five years ended 31st December are set out as follows:

Dou He Power Plant

	2000	2001	2002	2003	2004
Installed capacity (MW)	1,550	1,550	1,550	1,550	1,550
Gross generation (MWh)	9,242,351	9,487,437	9,206,075	10,021,239	10,418,230
On-grid generation (MWh)	8,601,896	8,826,988	8,569,001	9,345,326	9,720,821
Available hours (hours)	8,395	8,274	8,338	8,218	8,174
Operating hours (hours)	7,414	7,211	7,354	7,872	7,978
Utilisation hours (hours)	5,963	6,121	5,939	6,465	6,721
Capacity factor (%)	76.88	69.87	67.80	73.80	76.73
Load factor (%)	80.43	84.88	80.76	82.13	84.25
Equivalent availability factor (%)	95.97	94.45	95.17	93.79	93.05
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	360	360	362	362	362

Gao Jing Thermal Power Plant

	2000	2001	2002	2003	2004
Installed capacity (MW)	600	600	600	600	600
Gross generation (MWh)	3,104,832	3,116,727	3,469,695	3,625,898	3,747,010
On-grid generation (MWh)	2,795,874	2,803,954	3,133,434	3,277,119	3,395,492
Available hours (hours)	8,341	7,966	8,384	8,248	8,228
Operating hours (hours)	7,291	7,211	7,751	7,899	8,171
Utilisation hours (hours)	5,175	5,195	5,783	6,043	6,245
Capacity factor (%)	58.91	59.30	66.02	68.98	71.29
Load factor (%)	70.97	72.04	74.61	76.50	76.43
Equivalent availability factor (%)	94.95	90.94	95.68	94.13	93.67
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	406	405	404	401	399

Zhang Jia Kou Power Plant

	2000	2001	2002	2003	2004
Installed capacity (MW)	2,100	2,400	2,400	2,400	2,400
Gross generation (MWh)	7,319,127	10,809,051	12,323,686	13,904,780	15,323,571
On-grid generation (MWh)	6,885,949	10,132,866	11,623,376	13,155,686	14,517,811
Available hours (hours)	7,937	7,910	8,155	8,115	8,309
Operating hours (hours)	6,658	7,107	7,313	7,866	8,124
Utilisation hours (hours)	4,550	4,855	5,135	5,794	6,385
Capacity factor (%)	51.80	55.42	58.62	66.14	72.89
Load factor (%)	68.34	68.31	70.22	73.66	78.60
Equivalent availability factor (%)	90.60	91.16	93.02	92.46	94.39
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	349	347	346	346	345

Xia Hua Yuan Power Plant

	2000	2001	2002	2003	2004
Installed capacity (MW)	400	400	400	400	400
Gross generation (MWh)	2,662,483	2,733,054	2,698,145	2,552,497	2,733,993
On-grid generation (MWh)	2,466,796	2,532,995	2,519,993	2,384,095	2,553,550
Available hours (hours)	8,518	8,139	8,476	7,879	8,389
Operating hours (hours)	7,764	7,757	7,742	7,533	8,177
Utilisation hours (hours)	6,656	6,833	6,745	6,381	6,835
Capacity factor (%)	75.77	78.00	77.00	72.84	78.02
Load factor (%)	85.73	88.09	87.12	84.71	83.59
Equivalent availability factor (%)	96.97	92.91	96.75	89.93	95.45
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	382	382	382	382	381

Panshan Power Company

	2000	2001	2002	2003	2004
Installed capacity (MW)	–	–	1,200	1,200	1,200
Gross generation (MWh)	–	–	4,354,875	7,204,129	7,766,957
On-grid generation (MWh)	–	–	4,068,694	6,822,632	7,377,667
Available hours (hours)	–	–	6,469	8,237	8,367
Operating hours (hours)	–	–	5,432	8,134	8,344
Utilisation hours (hours)	–	–	4,615	6,003	6,472
Capacity factor (%)	–	–	52.68	68.53	73.89
Load factor (%)	–	–	84.96	73.81	77.57
Equivalent availability factor (%)	–	–	93.08	93.94	95.21
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	349	343	333

Tuoketuo Power Company

	2000	2001	2002	2003	2004
				Units 1-2	Units 1-4 (note 1)
Installed capacity (MW)	–	–	–	1,200	2,400
Gross generation (MWh)	–	–	–	3,593,188	10,489,141
On-grid generation (MWh)	–	–	–	3,391,424	9,843,812
Available hours (hours)	–	–	–	4,518	8,258
Operating hours (hours)	–	–	–	4,191	8,181
Utilisation hours (hours)	–	–	–	3,102	6,531
Capacity factor (%)	–	–	–	35.41	74.55
Load factor (%)	–	–	–	75.48	79.83
Equivalent availability factor (%)	–	–	–	95.70	92.43
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	349	341

Yungang Thermal Power Company

	2000	2001	2002	2003	2004
Installed capacity (MW)	–	–	–	440 (note 2)	440
Gross generation (MWh)	–	–	–	268,583	3,120,073
On-grid generation (MWh)	–	–	–	–	2,883,376
Available hours (hours)	–	–	–	–	8,259
Operating hours (hours)	–	–	–	–	8,202
Utilisation hours (hours)	–	–	–	–	7,091
Capacity factor (%)	–	–	–	–	80.95
Load factor (%)	–	–	–	–	86.46
Equivalent availability factor (%)	–	–	–	–	94.03
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	–	384

Tangshan Thermal Power Company

	2000	2001	2002	2003	2004
Installed capacity (MW)	–	–	–	–	600 (note3)
Gross generation (MWh)	–	–	–	–	2,112,698
On-grid generation (MWh)	–	–	–	–	2,024,192
Available hours (hours)	–	–	–	–	8,732
Operating hours (hours)	–	–	–	–	8,205
Utilisation hours (hours)	–	–	–	–	6,453
Capacity factor (%)	–	–	–	–	73.66
Load factor (%)	–	–	–	–	78.65
Equivalent availability factor (%)	–	–	–	–	99.67
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	–	–	–	–	332

Notes:

(1) Unit 3 of Tuoketuo Power Company commenced commercial operation on 14th July 2004 whilst Unit 4 commenced commercial operation on 14th September 2004.

(2) Unit 1 of Yungang Thermal Power Company commenced commercial operation on 11th November 2003 whilst Unit 2 commenced commercial operation on 13th December 2003.

(3) Unit 1 of Tangshan Thermal Power Company commenced commercial operation on 27th January 2004 whilst Unit 2 commenced commercial operation on 14th September 2004.

(4) Unit 1 (300 MW) of Liancheng Power Company commenced commercial operation on 8th December 2004 with annual power generation amounting to 119,000 MWh.

(5) Two hydropower generation units (20 MW) of Fengning Hydropower Company with annual power generation amounting to 22,000 MWh.

While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection improvement projects in accordance with the State's environmental protection requirements. Currently, the Company has formulated a three-year plan for environmental protection. During the Year, the Company has implemented wet flue gas desulphurisation projects for number 1-4 boilers of Gao Jing Power Plant, number 7 and 8 boilers of Dou He Power Plant, as well as desulphurisation projects for Tangshan Thermal Power Company Unit 1. During the Year, the Company invested approximately RMB251 million in the environmental protection related projects.

During the Year, the Company approved a total of 175 technological upgrade projects with a total investment of approximately RMB490 million, with a view to improving the safety reliability and environmental and economic performance of its equipment.

Major projects included the following:

Renovation of ventilation of Units 1 and 2 of Gao Jing Thermal Power Plant; DCS renovation for Units 6 and 7 of Douhe Power Plant; renovation of coal-grinding machine for number 4 boiler; renovation of dry ash disposal system and centralised control of chemicals for number 7 and 8 boilers; renovation of ventilation, steam condensation machine and DEH of Unit 7; renovation of high-temperature re-heating/over-heating machine for number 7 boiler; powder and dust treatment of coal transportation system of Units 1-4 of Zhang Jia Kou Power Plant; renovation of dry ash disposal system of Xia Hua Yuan Power Plant.

2. Operational Management

The Company and its subsidiaries achieved consolidated operating revenue of approximately RMB13,584 million during the Year, representing an increase of approximately 36.51% as compared to the Previous Year, and a consolidated net profit of approximately RMB2,293 million for the Year, representing an increase of 26.54% as compared to the Previous Year.

The increases in consolidated operating revenue and consolidated net profit were attributable to the following:

(1) on-grid electricity increased – During the Year, the installed capacity of new generation units of the Company's subsidiaries which have commenced on-grid generation have increased by 2,600 MW as compared to the Previous Year, resulting in an increase in the utilisation rate of the Company and its subsidiaries' operating power generation units by 455 hours as compared to the Previous Year. As a result, on-grid electricity increased by approximately 35.7% as compared to the Previous Year and the electricity revenue increased by approximately RMB3,551 million;

(2) electricity tariffs adjusted upward – With the new tariff policy implemented by the State, the Company proactively made appropriate coordination on various fronts. As a result, the average tariff of the Company's power generation units which have commenced commercial operation increased by approximately RMB1.07/MWh as compared to the Previous Year, contributing to the corresponding increase in electricity revenue of approximately RMB57 million;

(3) commitment to stringent cost controls – During the Year, the Company conscientiously implemented the economic-target accountability system, verified diligently financial budgets and strengthened procedures control, thereby effectively controlling various expenses. During the Year, expenses per unit of power generated including maintenance, water expenses, materials, depreciation and other expenses were reduced when compared to the Previous Year;

(4) energy conservation measures – The Company further invested in technology during the Year, focusing on enhancing power generation units' operating efficiencies by reducing electricity usage rate, water and oil consumption for power plants. During the Year, coal consumption for power generation of the operating units was reduced by 4.1g/kWh, while consolidated consumption rate of the plants decreased by 0.2 percentage point over the Previous Year; and

(5) reasonable adjustment of power generation structure - With the increase in power demand, coal supply for power generation was tight and fuel prices were on the rise throughout the Year. Amid these unfavourable conditions, in addition to the measures taken to ensure a stable coal supply, the Company made appropriate adjustments to its structure of power generation by using power generation units with larger capacities and low fuel costs to generate more and stable electricity. During the Year, Tuoketuo Power Company which owns four 600 MW units (total 2,400 MW) enjoyed low fuel costs, and the mine-mouth power station, Yungang Thermal

Power Company in Shanxi Province which owns two 220 MW units, operated steadily and cost-efficiently that helped prevent a significant increase in the unit fuel cost of the Company. Eventually, the unit fuel cost of the Company and its subsidiaries rose by approximately RMB11.91/MWh, representing an increase of 14.54%, which was lower than the industry level.

3. Business Expansion

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. The two 600 MW power generation units (a total of 1,200 MW) of Tuoketuo Power Company, two 300 MW power generation units (a total of 600 MW) of Tangshan Thermal Power, one 300 MW power generation unit of Liancheng Power Company and one 500 MW power generation unit of Shentou Power Company were put into operation. Breakthroughs were made in both construction and pre-construction projects, ensuring a continued growth in the production capacity of the Company and its subsidiaries.

(1) Major business expansion activities of the Company and its subsidiaries were as follows:

- Units 1 and 2 (2 x 300 MW) of Tangshan Thermal Power were put into operation in January and September of the Year, respectively;
- Units 3 and 4 (2 x 600 MW) of Tuoketuo Power Company were put into operation in July and September of the Year, respectively;
- Unit 1 (300 MW) of Liancheng Power Company was put into operation in December of the Year;
- Unit 1 (500 MW) of Shentou Power Company was put into operation in December of the Year; and
- during the Year, Units 1 and 2 (2 x 300 MW) of Honghe Power Company which was held by the Company with a controlling interest, commenced construction.

(2) The following projects under construction are expected to commence operation in 2005:

- Units 5 and 6 (2 x 600 MW) of Tuoketuo Power Company;
- Unit 2 (500 MW) of Shentou Power Company;
- Unit 2 (300 MW) of Liancheng Power Company;
- Unit 1 (50 MW) of Nalan Hydropower Company; and
- Unit 1 (60 MW) of Yayangshan Hydropower Project of Lixianjiang Hydropower Company.

(3) Pre-construction works progressed effectively, of which:

- the development right for Zhejiang Wushashan Power Generation Project located in Wushashan of Zhejiang Province has been obtained in 2003. Preparations for the construction of two 600 MW coal-fired units of Phase I are underway;
- Pengshui Hydropower Company planned to construct five 350 MW hydropower units in the downstream area of Wujiang, Pengshui County, Chongqing City, in the east of the main Chongqing

Grid. The project proposal has been approved by the NDRC during the Year. Preparations for the construction are underway;

- during the Year, the Company has entered into investment agreements with other parties, pursuant to which the Company will invest 51% to build, with controlling interests, the Yin Pan Hydropower Project (600 MW) and the Bai Ma Hydropower Project (350 MW) in the downstream area of Wu Jiang Gan Liu in Chongqing City; and
- the Company has started preliminary construction works in areas where there are market advantages including Guangdong, Fujian and Zhejiang provinces and made material progress.

(4) While actively expanding its principal business, the Company has also devoted great efforts to exploring new fuel resources and other business areas:

- during the Year, the Company and other parties jointly established Tong Mei Datang Ta Shan Coal Company Limited ("Tong Mei Datang") in which the Company held 28% equity interests. As such, the Company will be involved in the exploration of the Ta Shan Coal Mine through Tong Mei Datang with an aim to benefit from the coal mine resources concerned so as to secure coal supply for the Company and its subsidiaries' power plants;
- with the approval by the Board of Directors, the Company plans to solely develop the No.2 open-air mine located in the eastern district of Shengli Coal Mine in Xilinguolemeng, Xilinghaote City, Inner Mongolia Autonomous Region. The open-air mine's planned production capacity will reach 30 million tons per annum;
- during the Year, the Company jointly established Tongfang Investment Company Limited with other parties and held 36.40% equity interests. The investment company mainly engaged in the relevant project investments and the related management work. The Company aims at expanding its business scope; and
- during the Year, the Company entered into agreements with Beijing Railroad Bureau and the relevant parties to jointly invest in and establish Daqin Railway Co., Ltd. ("Daqin Railway"). The Company invested RMB150 million holding 0.98% equity interests in Daqin Railway and became the second largest shareholder of the company. The Company's investment in Daqin Railway would help secure rail transportation capacity for the Company's thermal coal.

4. Financial Analysis

(1) Operating Results

During the Year, the Company and its subsidiaries achieved consolidated net profit of approximately RMB2,293 million, representing an increase of approximately 26.54% as compared to the Previous Year; earnings per share for the Year was approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Year amounted to approximately RMB13,584 million, representing an increase of approximately RMB3,633 million or 36.51% as compared to the Previous Year. The increase in consolidated operating revenue was mainly resulted from increasing on-grid electricity and average on-grid tariffs. On-grid electricity rose approximately 35.70% as compared to the Previous Year, adding approximately RMB3,551 million to electricity revenue. As the government announced a new tariff policy, the average tariff of commercial operating units increased by approximately RMB1.07/kWh as compared to the Previous Year, contributing to the increase of RMB57 million in electricity revenue accordingly.

- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Year amounted to RMB9,485 million, representing an increase of approximately RMB2,690 million or 39.60% as compared to the Previous Year. Amongst this increase, actual fuel costs were approximately RMB4,951 million, approximately RMB1,786 million or 56.44% higher as compared to the Previous Year. Increase in fuel costs was mainly attributable to the increases in on-grid electricity and unit fuel costs. The increase in on-grid electricity led to a corresponding rise of RMB1,128 million in fuel costs, and the increase in unit fuel cost led to a corresponding increase in total fuel costs of RMB629 million. Fuel costs of thermal supply increased approximately RMB29 million as compared to the corresponding period of the Previous Year. Depreciation of fixed assets for the Year increased by approximately RMB443 million or 26.98% as compared to the Previous Year, mainly due to additional depreciation of new power units.

- Finance costs: Finance costs for the Year increased by approximately RMB122 million or 34.28% as compared to the Previous Year, which was mainly attributable to the fact that Tuoketuo Power Company, Tangshan Thermal Power Company and Liancheng Power Company commenced commercial operation and thus their interest expenses ceased to be capitalised and were charged to profit and loss account. As such, interest expenses increased by approximately RMB182 million as compared to the Previous Year. In addition, due to the changes in the fair value of the interest rate swap contracts, the gain on the fair value concerned for the Year was approximately RMB14 million, comparing to the loss of

RMB54 million in the Previous Year, which led to a decrease in finance costs by approximately RMB68 million.

(2) Financial Position

As at 31st December 2004, total consolidated assets of the Company and its subsidiaries amounted to approximately RMB49,475 million, representing an increase of approximately RMB13,931 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB30,396 million, representing an increase of approximately RMB11,814 million as compared to the Previous Year. Minority interests amounted to approximately RMB1,969 million, representing an increase of approximately RMB728 million as compared to the Previous Year. Shareholders' equity amounted to approximately RMB17,110 million, representing an increase of approximately RMB1,389 million as compared to the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) Liquidity

As at 31st December 2004, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company and its subsidiaries was approximately 61.44%, representing an increase of 9.16 percentage points comparing to the Previous Year. The net debt-to-equity ratio (i.e. (total loans + convertible bonds - cash and cash equivalents - short-term bank deposits with a maturity of over three months - investment held for trading)/shareholders' equity) was approximately 131.16%, representing an increase of 70.09 percentage points comparing to the Previous Year.

(4) Cash

As at 31st December 2004, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its subsidiaries amounted to approximately RMB3,672 million, among which an equivalent of approximately RMB1,465 million was in foreign currencies. The Company and its subsidiaries had no entrusted deposits or overdue fixed deposit during the Year.

(5) Loan

As at 31st December 2004, short-term loans of the Company and its subsidiaries amounted to approximately RMB5,980 million and bore annual interest rates ranging from 4.54% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB17,949 million and long-term loans due within 1 year amounted to approximately RMB1,107 million at annual interest rates ranging from 2.03% to 6.12%, of which equivalent to approximately RMB3,893 million was denominated in United States dollars. The Company and its subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31st December 2004, North China Grid Company Limited ("NCG", former North China Power Group Company) and some minority shareholders of the Company's subsidiaries provided guarantees for the loans of the Company and its subsidiaries amounting to approximately RMB8,192 million. Pursuant to the Entities Transfer Agreement between CDT and NCG, CDT will assume all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement were still in the process as at 31st December 2004.

The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries and associates.

5. Performance of the Company's Shares and Investor Relations

During the Year, the Company's H Shares performed well in the secondary market. As at 31st December 2004, the Company's share price closed at HK$5.85, representing a P/E ratio of 17.72 times. The highest price during the Year was HK$7.35, representing a P/E ratio of 25.72 times. The lowest price during the Year was HK$5.05, representing a P/E ratio of 16.05 times. The average share price for the Year was HK$6.21, representing a P/E ratio of 19.90 times.

Our management and growth have won praises from the investment community. In 2004, the Company won an award from Euromoney for the award of "Best Corporate Governance in China". The Company ranked among "The China 100" named by Fortune. It is particularly noteworthy that in early 2004, the Company's Chairman Zhai Ruoyu was named "China CEO of the Year" by the joint appraisal of CNBC Asia, TNT Asia and CBN. It is the first time that a Chinese listed company won such an award from the best business leaders nominations in Asia.

6. Outlook for 2005

According to forecasts, China will continue to achieve steady economic growth in 2005. Power demand in the Company's service area is expected to grow more than 10%. Tension in power supply provides new business opportunities to the Company and its subsidiaries. With Units 1 and 2 of Liancheng Power Company, a subsidiary of the Company, put into operation in December 2004 and February 2005, respectively and its transmission of electricity to the Gansu Power Grid, the service area of the Company has been extended to the Gansu Power Grid in addition to the BTT Power Grid and the Shanxi Power Grid, thereby enhancing the Company's abilities in risk resistance and sustainable development. During the Year, the NDRC has announced the new tariff policy. The implementation of such policy will reasonably compensate the fuel costs of the Company and its subsidiaries. With more power units commencing operation within the coming year, the Company's profitability will be steadily enhanced. However, operating conditions in 2005 are not so optimistic. The rise in fuel costs and stricter requirements for environment protection may affect the earnings of the Company. As such, the Company will strive to strengthen its management and overcome these unfavourable factors, aiming at increasing production and revenue and achieving better economic effectiveness. In 2005, the Company will focus on the following:

1. actively pursue business expansion, continue pre-construction works and identify as well as create development opportunities;

2. actively identify different financing channels that would lower the Company's capital costs and appropriately rationalise its capital structure to prepare for future financing requirements arising from the Company's rapid business expansion;

3. continue to enhance its construction works to ensure that Units 5 and 6 (2 x 600 MW) of Tuoketuo Power Company, Unit 2 (500 MW) of Shentou Power Company, Unit 1 (60 MW) of Yayangshan Hydropower Project of Lixianjiang Hydropower Company and Unit 1 (50 MW) of Nalan Hydropower Company will be put into operation in 2005. The Company also strives to control project costs and ensure project quality so as to provide solid foundations for enhancing the Company's competitiveness in future;

4. improve overall safety standards of all generating units by enhancing scientific and standardised production management; strengthening repair and maintenance and technical management, with special emphasis on appropriate arrangements of overhaul programmes to improve the quality of repair and maintenance works; and enhancing maintenance of equipment to eliminate defects and hazards that might affect a safe and stable operation;

5. ensure fuel supply for the Company and its subsidiaries' operating plants by enhancing fuel management and procurement; optimising allocation of coal resources and railway transport capacity; effectively handling external coordination with mining and rail authorities; and organising deployment plans for coal. We will also work to expand actively but prudently the power generation-coal consumption asset chain of the Company in an effort to increase the proportion of controllable coal resources so that coal for power generation can be secured; and

6. enhance efforts in cost management and explore new sources for revenue and opportunities for cost saving, secure growth in sales revenue by increasing power generation, benefitting from increased tariffs and optimising the on-grid electricity structure.

Zhang Yi
President

28th March 2005

It is specified in the Articles of Association that the general meeting of the Company (the "General Meeting") shall be the supreme authority of the Company and that the Board of Directors and the Supervisory Committee shall be accountable to the General Meeting, while the President of the Company shall be accountable to the Board of Directors. The powers and obligations of the shareholders and the General Meeting, the directors of the Company (the "Directors") and the Board of Directors, the supervisors of the Company (the "Supervisors") and the Supervisory Committee and the Company's President have also been specified in the Articles of Association. Over the years, the Company has sought to regulate its organisation and activities of the Company as well as the rights and obligations between the Company and its shareholders and among shareholders in accordance with the Articles of Association, resulting in a gradual improvement in the corporate governance structure and smooth progress and development of its operation and management.

I. Shareholders and the General Meeting

On top of pursuing business expansion to secure sound economic benefits for its shareholders, the Company has also made major efforts towards the provision of timely and accurate information on the Company's operation and management to its shareholders through various means. Annual General Meetings of the Company are convened each year as required to determine the business directions and investment plans of the Company; to elect and replace Directors and Supervisors; to review the work of the Board of Directors and the Supervisory Committee; and to review the annual financial budgets, final accounts and profit distribution proposals of the Company. Annual and interim results and reports are published every year to provide details on the Company's operations and on the situation of the directors, and to address the concerns of its shareholders and investors. Relevant information in respect of the major decisions made by the Board of Directors, the convening of General Meetings and resolutions passed thereat, and the Board of Directors' implementation of resolutions made at the General Meetings are published for shareholders' information on a periodic basis in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Company has also set up a department with dedicated staff to receive visitors, and to answer telephone enquiries at any time, through published contact telephone numbers. Meanwhile, a corporate website has also been established where information on the Company such as the latest updates, track records and management organisation could be found, with a view to giving shareholders and investors a comprehensive understanding of the Company's operations.

II. The Board of Directors

The fifth session of the Board of Directors began its work since 1st July 2004. The Board of Directors currently consists of 15 Directors, including two executive Directors, eight non-executive Directors and five independent non-executive Directors. Independent non-executive Directors represent one third of the Board of Directors. Among the Directors, 6 are new members and 9 are re-elected members. The Board of Directors comprises technical or management experts in power generation, financial experts and scholars. Each of the Directors is experienced and open-minded.

It is specified in the Articles of Association that the duties of the Board of Directors shall be to determine the business plans and investment proposals of the Company; to determine its annual financial budgets, final accounts, profit distribution proposals and proposals for making up losses; to decide upon the setting up of the Company's internal management organisation; and to lay down the Company's basic management system. During the Year, the Board of Directors convened six meetings (including board meetings in writing) and reviewed 25 proposals.

During the Year, all Directors have faithfully discharged their duties and obligations as directors with full dedication to procuring steady growth of the Company and establishing and protecting the fine reputation of the Company.



III. The Supervisory Committee

The fifth session of the Supervisory Committee began its work since 1st July 2004. The Supervisory Committee is formed by four members, including three shareholder representatives and one staff representative. In accordance with the Articles of Association, the shareholder representatives are subject to election and disposition at the General Meeting; and the staff representative is subject to election and disposition by staff through democratic means. The Directors, the President and the financial controller of the Company may not act concurrently as Supervisors.

Accountable to the General Meeting, the Supervisory Committee performs its duties in accordance with the law: to inspect the finance of the Company; to exercise supervision in respect of any violations of the law, administration regulations or the Articles of Association by the Directors, the President and other senior management officers of the Company in the discharge of their duties; to require the aforesaid people to rectify the same when their behaviours do harm to the interests of the Company; to verify financial information submitted to the General Meeting by the Board of Directors such as financial reports, operation reports and profit distribution proposals; to propose to convene extraordinary general meetings; and to raise dispute, or any prosecutions thereof, with any Directors on behalf of the Company.

During the Year, the Supervisory Committee convened two meetings and reviewed the annual report and the interim report as well as the financial position of the Company. By attending all the meetings of the Board of Directors in 2004, the Supervisors were informed of the bases on which decisions of the Board of Directors were made and whether such bases were fair. The Supervisors also attended meetings of the audit committee to exercise joint supervision over the Company's internal decision-making procedures and to audit the performance and accountabilities of the auditors.

IV. Special Committees under the Board of Directors

During the Year, the Board of Directors adjusted the composition of members in the audit committee due to the change of members of the Board of Directors, and set up the strategy and investment committee and the remuneration and appraisal committee.

1. The Audit Committee

After adjustment, the committee consists of five Directors (used to be three) as follows, in which independent non-executive Directors are in the majority:

Convener: Yu Changchun (Independent non-executive Director)

Members: Xu Daping (Independent non-executive Director)
Xia Qing (Independent non-executive Director)
Guan Tiangang (Non-executive Director)
Ye Yonghui (Non-executive Director)

Among them: Yu Changchun, is a financial management expert

Other Directors, Supervisors, chief financial officer, other senior management members and external auditors of the Company were also invited to attend the Audit Committee meetings. The committee is responsible for submitting proposals on hiring or changing the external auditors; supervising the internal auditing system of the Company and its implementation; communication between the internal and external audit parties; auditing the financial information of the Company and the disclosure thereof; and auditing the internal control system. During the Year, the Audit Committee convened two meetings to conduct conscientious audit of the Company's interim and annual results and related financial matters, as well as careful assessment of the auditors' work.

2. Strategy and Investment Committee

The committee consists of seven Directors as follows:

Convener: Xie Songlin (Independent non-executive Director)

Members: Liu Chao'an (Independent non-executive Director)
Zhang Yi (Executive Director)
Kou Bing'en (Non-executive Director)
Liu Haixia (Non-executive Director)
Su Tiegang (Non-executive Director)
Tong Yunshang (Non-executive Director)

The committee is mainly responsible for the study of and making proposal for long-term development strategies and important investment decisions. The committee will formally begin its work in 2005.

3. Remuneration and Appraisal Committee

The committee consists of five Directors as follows, in which independent non-executive Directors are in the majority:

Convener: Liu Chao'an
(Independent non-executive Director)

Members: Xu Daping
(Independent non-executive director)
Xia Qing
(Independent non-executive Director)
Hu Shengmu
(Non-executive Director)
Yang Hongming (Executive Director)

The committee is mainly responsible for developing the appraisal benchmarks for the Directors and managerial staff of the Company; carrying out appraisals and giving proposals therefrom; studying and evaluating the remuneration policies and solutions for Directors and senior managerial staff of the Company. The committee will formally begin its work in 2005.

V. The President and the Management

Accountable to the Board of Directors, the President of the Company is responsible for organising the work of the senior management and other staff of the Company in the implementation of the Board of Directors' decisions.

The Company published the Working Rules in 2003 to specify the Company's internal work procedures, the duties of the management and the manner in which significant management decisions should be made, in a bid to promote rationalisation, systematisation and standardisation of the Company's various operations. The duties of the President are clearly specified in the Articles of Association. The President's Office convenes meetings to study production and operation management as well as to coordinate the implementation of the Board of Directors' decisions. The major agenda of the meetings are: (1) to formulate the Company's annual operation plans and their implementation; (2) to study the Company's development strategies, medium- to long-term planning and capital operation plans; (3) to formulate proposals for major investment and financing plans; (4) to study major construction projects and significant issues relating to power generation and operation; (5) to formulate the Company's basic management system and rules and regulations; (6) to establish and adjust the Company's internal management systems and mechanisms as well as its internal departments; and (7) to study significant issues in the Company's auditing.

During the Year, the President's Office convened meetings about once a week to procure timely solutions to issues arising from the Company's daily operation.

VI. Specialist Committees

The Company has set up a number of specialist committees to assist the President of the Company to determine and complete various specialist tasks in the operations of the Company. Currently the Company has 26 specialist committees, including:

The Budget Management Committee: The committee is responsible for proposing annual expenditure budgets of the Company, cost-control measures and budget adjustments. The

President and the financial controller of the Company act as the director and the deputy director, respectively, of the Budget Management Committee, while other committee members comprise senior management staff and the head of financial department. A budget preparation and review task group has been set up under the Budget Management Committee, comprising the heads of various departments of the Company;

The Safe Production Committee: Safe production has always been emphasised as the cornerstone to power generation, and the prime responsibility for safe production rests with the President of the Company. This committee assists the President of the Company to make proposals relating to overall safety in operations, including safety for production, infrastructure and equipment as well as personal safety. The President of the Company acts as the director of the Safe Production Committee, while other member comprise the Company's Vice President responsible for safe production and the heads of various departments;

The Steering Group for Fuel Supply: Responsible for assisting the President of the Company in the management of fuel supply, coordinating the logistical relationships with coal mines and rail operators and making proposals relating to fuel allocation;

The Steering Group for Energy Saving: Responsible for assisting the President of the Company to coordinate the Company's energy saving initiatives, setting major annual energy consumption benchmarks, as well as reviewing and supervising the implementation of energy saving plans and measures;



The Steering Group for Reliability Management: Responsible for studying and formulating the Company's reliability management objectives; formulating a system of rules and regulations to enhance the Company's reliability management; organising training and technical exchange programmes for professional technical staff responsible for reliability management; and conducting appraisals of reliability benchmarks;

The Steering Group for Power Project Design, Construction and Tendering: Responsible for coordinating the designs and tenders for the construction projects of the Company's operating units and providing overall supervision over the entire process of calling for and selection of tenders; and

The Steering Group for Power Equipment Tendering: Responsible for coordinating power equipment tenders for the infrastructure and production projects of the Company's operating units and providing overall supervision over the entire process of calling for and selection of tenders.

VII. Internal Audit

The Company has set up the inspection and audit department as a dedicated department for internal audit, of which the main duties are to conduct internal audit of the Company; to supervise upon its subsidiaries and affiliated companies in respect of their auditing work and their compliance with the law, regulations, resolutions and other regulatory systems; to handle reports of fraud and complaints; to conduct investigation in respect of material cases; and to conduct appraisals, check violations and monitor operational efficiency.

VIII. Credentials

Our management and growth have won praises from the investment community. In 2004, the Company won an award from Euromoney for the award of "Best Corporate Governance in China". The Company ranked among "The China 100" named by Fortune. It is particularly noteworthy that in early 2004, the Company's Chairman Zhai Ruoyu was named "China CEO of the Year" by the joint appraisal of CNBC Asia, TNT Asia and CBN. It's the first time that a Chinese listed company won such an award from nominations for the best business leaders in Asia.



Talents ·

Maximising Our Potentials.



In 2005, the Company will continue to put effort in training. When formulating education and training policies and plans, we aim to satisfy the need of sustainable development at Datang Power, with raising the operation standards as our basic requirement.

Human Resources **Overview**



Structure of Human Resources

As at 31st December 2004, the Company and its subsidiaries had 9,891 employees.

During the Year, as the installed capacity of the Company newly put into operation increased by 2,600 MW, the Company strived to contain staff expansion and apply stringent controls over the overall work force, streamlining the organisation and headcount of new business divisions and adopting various measures to encourage internal transfer. Our aim was to "increase capacity without increasing headcount".

The Company made diligent efforts to develop three teams: 1) a high-calibre operational management team of 1,493 managers at the power plants, including 662 staff (about 44%) being holders of bachelor or higher degrees, and 538 staff (about 36%) being graduates of vocational colleges; 2) a professional technical team of 607 technical staff, of whom 63 held senior titles, 204 held intermediate titles and 230 held junior titles; 3) a technical team of 3,671 technical workers, comprising 37 certified or senior technicians, 465 senior workers, 977 intermediate-grade workers and 902 junior workers.

In order to enhance these three teams, the Company has intensified its education and training programmes during the Year. The Company continued to select senior management staff to enroll in MBA courses at Tsinghua University; and to select core production staff to join production training in the fields of thermal engineering, relay maintenance and energy-saving management. Accounting personnel embarked on their on-the-job training; and human resources management staff were organized to join practical training on staff selection and staff recruitment. Through encouraging its staff to undertake continuous learning, the Company helps enhance knowledge level, technology level and operation skills of its staff.

In 2005, the Company will continue to put effort in training. When formulating education and training policies and plans, it aims to satisfy the need of sustainable development at Datang Power, with raising the operation standards as our basic requirement. The Company will actively develop a variety of staff training programmes and continuously enhance the quality and technology level of its staff.

Board of Directors, Supervisory Committee and Senior Management

Members of the Board of Directors

Executive Directors



Zhang Yi

Aged 57, postgraduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently Vice Chairman and President of the Company. Mr. Zhang joined the North China Power System in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Technology Department of NCPGC. He joined the Company as Vice President in December 1998, and became Vice Chairman and President of the Company in March 2003. Mr. Zhang is experienced in power plant systems and equipment, with specific expertise in thermal engineering facilities. Mr. Zhang is a government-sponsored expert designated by the State Council.



Yang Hongming

Aged 58, graduated from North China Power College majoring in power systems and automation. He is a senior economist and is currently Vice President, Executive Director and Secretary to the Board of Directors of the Company. Mr. Yang joined the North China Power System as he worked in Handan Power Supply Bureau in Hebei Province in 1968. He had held various positions including technician of Handan Power Supply Bureau in Hebei, as well as Research Analyst and Deputy Chief of Production Control Office of Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist since July 1996, and was appointed Vice President of the Company in March 2003. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well experienced in respect of government regulations.

Non-executive Directors



Zhai Ruoyu

Aged 58, graduated from Liaoning University majoring in economic management, professor-grade senior engineer. He is currently Chairman of the Company and President of CDT. Mr. Zhai worked in the Liaoning Power Plant since 1966 where he held various positions including Deputy Director and Director. Since 1992, Mr. Zhai had taken various positions including Deputy Chief of Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director and Director of the Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of the General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of President of the Northeast Branch of the State Power Corporation. He served as President of NCPGC since December 2000. He became President of CDT since December 2002. In January 2003, Mr Zhai was appointed a delegate to the 10th National People's Congress. Having been in the power industry for more than 40 years, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and operations management. He has extensive experience with specific expertise in power production and operations management.



Hu Shengmu

Aged 44, university graduate and senior accountant. He is currently Chief Financial Controller of CDT. Mr. Hu joined the North China Power System as he worked in Beijing Power Supply Bureau in 1981. He had been Deputy Head and Deputy Manager of the Finance Department of the North China Power Administration Bureau (NCPGC), Chief Accountant and Financial Manager of the Company and Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of CDT in January 2003. Mr. Hu has been involved in financial management of power system for more than 20 years. He is knowledgeable in financial management and has extensive experience in financial practices.



Kou Bing'en

Aged 42, graduated in Xi'an Jiaotong University majoring in welding. He is a senior economist and currently President of Henan Branch, CDT. In 1983, Mr. Kou joined Shijingshan Main Power Plant, and have taken up various positions including Deputy Chief Engineer of the Expansion Development Department, Deputy Director and Party Secretary. Since 1996, he had been Head of the Infrastructure Division of the General Planning Department of NCPGC, Deputy Manager and Manager of the Planning and Development Department of the Company and Deputy Manager of the Planning Department of NCPGC. In January 2003, Mr. Kou became Deputy Chief of the Development and Planning Department of CDT and became the President of Henan Branch, CDT since January 2005. Mr. Kou has long been engaged in general planning and management in the power industry and possesses extensive experience in the development and planning in the power generation industry.



Liu Haixia

Aged 43, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to President of Beijing Energy Investment Holding Company Limited. Mr. Liu joined Beijing Electric Power Company in 1983 and had since undertaken positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been Assistant to President of Beijing International Power Development and Investment Company since 1998. He has been Assistant to President of Beijing Energy Investment Holding Company Limited since December 2004. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.



Guan Tiangang

Aged 37, graduated from North China Power College majoring in thermal dynamics and possess a master degree in Finance from the Renmin University of China. She is a senior engineer and currently holds the position of Manager of the Power Generation and Operation Department of Beijing Energy Investment Holding Company Limited. She started her career in 1990, and had worked as a teacher in Shijingshan Thermal Power Plant Education Centre and as Project Manager and Deputy Manager of Beijing International Power Development and Investment Company. She was Manager of the Power Generation and Operation Department of Beijing International Power Development and Investment Company since February 2004. She was appointed Manager of the Power Generation and Operation Department of Beijing Energy Investment Holding Company Limited in December 2004. Ms. Guan has long been engaged in the work of power investment operation, and has extensive experience in power investment and finance planning and management.



Su Tiegang

Aged 57, university graduate and senior engineer. He is currently Vice President of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of Project Office of Hebei Construction Investment Company in 1989. Later in 1991, he served in Hebei Provincial Planning Committee as Head of Investment Department. He has become Vice President of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.



Ye Yonghui

Aged 52, presently Manager of the Energy Business Department of Hebei Construction Investment Company. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Company in 1990, holding posts such as Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been Manager of the Energy Branch and Manager of the Energy Business Department of Hebei Construction Investment Company. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.



Tong Yunshang

Aged 63, graduate of Northeast Forestry College, professor-grade senior engineer. Mr. Tong is presently President of Tianjin Jinneng Investment Company. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including Plant Manager of Tianjin Paper Manufacturing Company, and Head of Industrial Department of Tianjin Municipal Planning Committee. He has become President of Tianjin Jinneng Investment Company since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.

Independent Non-executive Directors



Xie Songlin

Aged 63, graduated from the Department of Dynamics at Shannxi Industrial University (now known as Xi'an Jiaotong University) majoring in power generation. He is a Senior Accountant and currently holds the positions of committee member of Chinese People's Political Consultative Conference and Senior Consultant of the State Grid Corporation of China. Mr. Xie started his career in 1965. He had worked as technician at the Xinjiang Prospecting and Design Institute for Hydropower; Engineer, Chief of the Bio-tech Department and then Director of the Hunan Yiyang Power Industry Bureau. In 1979, he was appointed Deputy Director of Hunan Power Industry Bureau and Deputy Director of the Central China Power Management Bureau. In 1992, he was appointed as Director of the Audit Bureau of the Ministry of Energy. In 1993, he was appointed Chief of the Economic Adjustment Division of the Ministry of Power. In 1997, he was appointed Chief Economist of the State Power Corporation, Chief of the General Management Division of the Ministry of Power and Manager of the Finance and Assets Operation Department. In 1999, he was Chief Accountant of the State Power Corporation, and became Vice President in June 1999. He has been Consultant of the State Grid Corporation of China since 2003. Mr. Xie has long been engaged in the production and management of the power industry. He has extensive experience in power generation and management.



Xu Daping

Aged 61, graduated from Tsinghua University specialising in thermal engineering surveying and automatic control. He is currently a professor cum advisor for PhD students at the North China Power University. Mr. Xu joined the No.1 Engineering Bureau of the Ministry of Hydropower in 1967 responsible for construction management. He then joined Gezhou Dam Hydropower Engineering Institute in 1979, assuming various positions such as Department Head, Deputy Director and Director of the Institute. In 1993 Mr. Xu became Deputy Director of Beijing Dynamics and Economics Institute. Since 1995 he has been Executive Deputy Principal and then Principal of North China Power University, and concurrently as Director of Beijing Institute for Electric Power Management Cadres. He is currently Secretary of the Communist Party Committee of North China Power University. Mr. Xu has a wealth of knowledge and practical experience in power generation and management.



Yu Changchun

Aged 53, holds a PhD degree in economics from the Tianjian University of Finance and Economics. He is currently Head of the Education Department, Professor of Accounting and an advisor to postgraduates at the Beijing State Accounting Institute. Mr. Yu had been teaching at the Jilin Institute of Finance and Commerce upon graduation in 1978 and subsequently obtained a master degree in economics from Shanghai Social Science Institute and a PhD degree in economics from Tianjian University of Finance and Economics. He was Department Head, Professor and Advisor to Postgraduates at the Department of Accounting at the Changchun Institute of Taxation in 1995. He carried out post-doctoral researches in the Financial and Economics Research Institute at the China Academy of Social Sciences in 1997 and worked with the Beijing State Accounting Institute in 1999. Mr. Yu has been engaged in theoretical and practical researches in the areas of Economics and Accounting for many years. The scientific research topics conducted and completed by Mr. Yu have been awarded for a number of Outstanding Achievements at the Ministry (Provincial) Level. He was granted a specific subsidy from the State Council in 1997.



Liu Chaoan

Aged 49, graduated from the Geological Institute of Jilin University. Mr. Liu is a professor-grade senior engineer, currently as Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation. Mr. Liu worked as a technician at the Beijing Power Design Institute in 1980, and subsequently had been the Professional Section Chief, Deputy Chief and Assistant to Director at the North China Design Institute. He has been Vice President of North China Design Institute Engineering Company Limited of the State Power Corporation since 2000. Mr. Liu has extensive experience in engineering design and geological prospecting of the power industry.



Xia Qing

Aged 48, a graduate of Tsinghua University with a PhD degree in Mechanical and Electrical Engineering. He is a professor and an advisor for PhD students as well as Head of the Research Institute of Economic and Information Technology for Power of the Electrical Engineering Department at Tsinghua University. He was awarded a PhD degree by Tsinghua University in 1989, with major research direction focusing on the power market, power system planning, information technology and economic theories. From March 1996 to March 1997, he was a visiting scholar funded by The Royal Society and was engaged in the research of power markets in the United Kingdom. Mr. Xia has conducted a number of researches with topics on the power market, power resource planning, power demand forecasts, power supervision and so forth. He has also been involved in power market design for the four major regions in the PRC. He is a PRC advisor for Asian Development Bank projects, part-time professor of the Communist Party schools of the State Grid Corporation of China and China Power Investment Company, and an advisor to the South China Power Grid.

Members of the Supervisory Committee

Zhang Jie

Aged 56, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power System in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has become Chairman of the Supervisory Committee of the Company since September 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Zhang Wantuo

Aged 58, graduated from the Tianjian University of Finance and Economics, senior economist, presently Vice President of Tianjin Jinneng Investment Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He has been the cadre, Deputy Director and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Vice President of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Fu Guoqiang

Aged 42, university educated, senior accountant, CPA. Mr. Fu is Deputy Head of the Finance Department of CDT. He was Head of the Finance and Assets Management Department of Hebei Power Company, Manager of the Finance Department of NCPGC and Deputy Head of Finance and Assets Management Department of CDT. Mr. Fu took up the position of Head of the Finance and Asset Management Department of CDT since December 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan

Aged 53, tertiary educated, senior economist. He is presently Assistant to President and Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to President and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in the management of human resources in the sector.

Company Secretary

Yang Hongming

Aged 58, Executive Director and Vice President of the Company.

Senior Management

Yu Libin

Aged 59, graduated from North China Power College majoring in thermal dynamics with a master's degree. Mr. Yu is a professor-grade senior engineer and Vice President of the Company. He started his career in Northeast Power Construction Company in 1966, serving as Head of Production and Technology Department of Qinghe Power Plant, Deputy Director of Yuanbaoshan Power Plant, Head of Power Generation Division of the Northeast Power Administration Bureau's Production Department, Director of Tieling Power Plant, Deputy Chief Engineer and Head of the Production Department of Northeast Power Group Company, as well as Vice President of Liaoning Power Generation Company Limited. He took up the position of Vice President of Shanxi Power Generation Company Limited in November 2000 and became Vice President of the Company in March 2003. Mr. Yu has worked in the Power System for over 30 years and is well-experienced in the fields of power generation and management.

Wei Yuan

Aged 49, graduated from the Hebei Broadcast & TV University majoring in party politics. Mr. Wei is a senior economist and is presently Vice President of the Company. He joined the North China Power System in 1977, serving positions such as Director of Tangshan Power Plant, Deputy Director and Secretary to Party Committee of Dou He Power Plant and Director of Qinhuangdao Thermal Power Plant. Mr. Wei served as the Company's Deputy Chief Economist and Manager of the Planning and Development Department in April 1998, and became Vice President in March 2003. He has extensive experience in power plant administration and production management.

Wang Xianzhou

Aged 50, graduated from Beijing Broadcast and Television University majoring in industrial statistics. He is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power System in 1970 and had held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. He has been Chief Financial Officer of the Company since August 2000. Mr. Wang has acquired extensive experience in the financial management of power companies from his long-standing focus in this area.

Qiao Xinyi

Aged 52, graduated from North China Power College majoring in thermal dynamic. He is a senior economist and is presently Director of the Work Division Committee and Head of Corporate Culture Department of the Company. Mr. Qiao joined the North China Power System in 1969. He had undertaken positions as Assistant to Director, Deputy Director and Assistant Manager of Human Resources Department of NCPGC and Vice President of Qinhuangdao Power Company. He became Director of the Work Deployment Committee and Head of the Professional Culture Department of the Company in February 2000. Mr. Qiao has been involved in the corporate and operational management of power generation companies for many years and is well experienced in administrative management.

Qiu Ling

Aged 58, graduated from Beijing Power College majoring in thermal engineering automation. He is a professor-grade senior engineer and is presently Chief Economist of the Company. Mr. Qiu started his career in 1970 in Luan He Power Plant and had since held positions such as Deputy Director of Hebei Electric Power Testing & Research Institute, NCPGC's Engineering Officer of the Production Technology Department and Engineering Officer of the Power Station Construction Department. He has served the Company as Engineer Officer and Manager of the Construction Department since 1999 and became the Chief Economist since March 2003. Mr. Qiu has been involved in power generation technology for a long time and is well-experienced in power generation construction.

Zhao Qingzheng

Aged 60, graduated from Beijing Power College majoring in thermal dynamics. He is a senior economist and is presently Assistant to President of the Company. Mr. Zhao started his career in 1968, and had since served as Deputy Director of Beijing Thermal Power Plant and The General Thermal Power Plant, Head of Finance Department of NCPGC, President of North China Power Industrial Corporation and Vice President of NCPGC. He became Assistant to President of the Company in 1999. Mr. Zhao is well experienced in management of power companies.

Song Yuluo

Aged 51, graduated with a master's degree from North China Power University majoring in thermal dynamics. He is a senior engineer and is presently Deputy Chief Engineer and Production Manager of the Company. He started his career in 1968 and joined the North China Power System in 1976 and served as Deputy Director and Director of Datong Power Plant No.2 in 1985 and 1994 respectively. He became Deputy Chief Engineer of the Company in January 1997 and Production Manager in October 2000. Mr. Song was appointed Manager of the Security and Environmental Protection Department in August 2003. Mr. Song is knowledgeable in power production process and corporate production process management and is well experienced in management of power generation business.

Zhu Guanqun

Aged 46, graduated from Zhejiang University majoring in precision engineering. He is a senior engineer and is presently Deputy Chief Economist of the Company. He joined the North China Power System in 1982 and served as Deputy Director of Beijing General Power Equipment Plant. Deputy Manager of General Planning Department and Deputy Manager of Finance Department of NCPGC, as well as President of North China Power International Trading Company. He became Deputy Chief Economist in January 2002. Mr. Zhu has extensive experience in management and marketing of power generation business.

Tong Yiying

Aged 42, graduated from North China Power Institute majoring in power plant thermal energy with a master's degree in engineering. A professor-grade senior engineer. Ms. Tong is presently Deputy Chief Engineer and Production Manager of the Company. Ms. Tong joined the North China Power System in 1983 and had held various positions in a number of power generation enterprises. Ms. Tong has been the Company's Deputy Chief Engineer since May 2003, and has also taken up the position of Production Manager since August 2003. Ms. Tong is knowledgeable in power production, operation and management, and is well-experienced in power production management.

Li Shidong

Aged 42, graduated from Hefei Industrial University majoring in Agriculture and Hydraulics, a professor-grade senior engineer. He is presently the Company's Deputy Chief Engineer. Mr. Li worked in the Beijing Prospecting and Design Institute under the Ministry of Hydropower in 1984. He was Head of the Planning Department with China Hydraulics and Hydropower Construction Engineering Consulting Company, Director of the Planning Division with China Hydropower Consulting Company Limited and Deputy Chief Engineer of the Hydropower and Hydraulics Planning Institute. He has been the Company's Deputy Chief Engineer since November 2003. Mr. Li has long been involved in national planning and macro pre-construction works in hydropower, and possesses extensive experience in the planning and design of hydropower and pumped-storage stations.



Capital ·

Enlarging Our Financing Channels.



The project of issuing A shares is in the pipeline. The successful issue of A shares will definitely provide a strong support to the Company's capital base and will help to adjust the Company's capital structure, providing support to the Company's rapid business growth.

1. Please analyse the changing situations in China's power market.

At present, the shortage in electricity is still severe. If we look at the increase in electricity demand and the increase in installed capacity in the past few years, the later could not match the former, thereby creating a shortage in electricity which is becoming more and more severe. In 2003 and 2004, there were more than 24 provinces (including autonomous regions) in China encountering severe shortage in electricity. Even in 2004 when the construction of power plants accelerated , the increase in installed capacity across the country still slightly lagged behind the increase in electricity demand.

While it is reasonable to expect that the problem of the shortage in electricity could be gradually relieved in the next two to three years, a situation of over-supply is unlikely to happen in that span of time. Assuming the increase in electricity demand in each of the next three years is still above 10%, approximately 50,000 to 60,000MW of installed capacity would be needed each year to meet the annual increase in demand alone, let alone the current shortage in electricity, the surplus capacity required for a safe operation of the grids and additional capacity required for replacing obsolete units each year due to various reasons. Therefore, it would be unlikely to reach an equilibrium in the near future, not to mention an over-supply. At present, the capability of China in building electric power facilities is limited to approximately 60,000MW per year. Such limitation also restricted a required capacity to commence operation all at the same time. On the other hand, there has been a structural change in the growth of demand electricity in recent years. In 2004, the

The growth in power demand and installed capacity in China and the utilisation rate of coal-fired units from 1999 to 2004


18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
7000
6000
5000
4000
3000
2000
1000
0
6.6%
7.7%
11.4%
6.9%
9%
6%
11.6%
5.3%
15.4%
7.8%
14.8%
12.6%
1999
2000
2001
2002
2003
2004
Growth rate of power demand
Growth rate of installed capacity
Hours of utilisation of coal-fired units

Source: State Power Information Network

electricity load of the BTT area in winter exceeded that in summer for the first time. A balance at the regional peak load was warranted by a maximum output by the units in the region, a management of the demand, a planned restriction on peak-level demand and, in the most extreme cases, a shut down of units. There is still room for electricity demand to be fully released.

After a certain period of time, when supply basically meets demand, China's power industry will introduce power pooling. Datang Power has long been actively preparing itself for the future market competition through strategic deployment of its power plants, vigorous cost controls and asset structure adjustments.

2. Please analyse the situations of the fuel market and the corresponding measures taken by the Company.



Our strategic advantage in the purchase of fuel: At present our operating power plants are principally situated in northern China with major coal mines located nearby. We therefore enjoy lower transportation costs and are subject to less pressure in transportation. In the past, we have maintained good relationships with our coal suppliers and our fuel supply is therefore more secured.

During the past few years we have persistently employed strategic measures to alleviate the risks in the fuel market and such efforts have paid off: In recent years, when market coal prices increased significantly, our unit cost of fuel for 2003 was 3% lower than 2002, and 1.6% lower in the first half of 2004 than the first half of 2003. Although a 14.54% increase in unit fuel cost was recorded for the Year, it is still significantly lower than the level of increase in market coal prices as well as the industries average level of increase in fuel costs.

We are facing a number of challenges with regard to fuel prices due to market price fluctuations: In the last two years, due to rampant demand, stricter safety requirements and restrictions due to transportation bottlenecks, there has been a growing tension in the coal market. Our unit cost of fuel in the last two years also increased by a certain extent. During the Year, the unit cost of fuel that we achieved was RMB93.8/MWh, an increase of 14.54% over 2003. Up till now, the outlook of the coal market is still uncertain while the prices for thermal coal have seen fluctuations, thereby making our fuel cost control more difficult.

Our fuel supply in 2005 will be more secured: We will continue to implement our proven measures in controlling fuel costs and at the same time safeguard the quality and quantity of our coal supply. At the conference for the ordering of coal this year, we had principally secured the supply of coal for six of our power plants in eastern China which require railway transport; the supply of coal so contracted represents approximately 95% of our anticipated total demand. We have also secured the supply of coal for Tuoketuo, Shentou, Yungang and Liancheng power plants situated in western China with coal mines nearby. As to transportation, with the completion of the enhancement of Daqin Railway, transportation capacity is greatly increased and the railway transportation bottlenecks for the Company's service area have been significantly relieved.

The "Coal-Electricity Price Linkage Mechanism" shall ease the pressure of rising coal prices: The relevant authorities of China have been actively considering the possibility of introducing the "Coal-Electricity Price Linkage Mechanism" in response to changes in coal prices. The purpose of this is to make it possible to adjust on-grid tariffs in a timely manner in response to changes in coal prices. The mechanism, if introduced, will definitely ease the pressure on our costs due to rising coal prices.

We seek to alleviate the risks of the fuel market by adopting pro-active and rational development strategies: We have stepped up our development plan of new energy, primarily featuring hydropower which is targeted to account for more than 25% of our total installed capacity in the next few years. We shall also seek to enhance the vertical integration of our operation. The Ta Shan Coal Mine in Shanxi in which we have acquired an equity interest will commence operation to a certain scale in 2005 and supply coal to the Company. We have also acquired an equity interest in Daqin Railway with a view to securing our railway transportation capacity.

We shall also consider the possibility of seeking alternative coal sources to further secure coal supply for our electricity generation.

3. Please explain the progress on implementing the Company's development strategies and the opportunities and challenges ahead.

During the Year, our developing strategies were well executed: First of all, new units commenced operation successfully. In 2004, Datang Power commenced operation on newly installed capacity of 2,600MW, including two power generation units of 600MW each at Tuoketuo Power Company Phase II, two units of 300MW each at Tangshan Thermal Power Company, one unit of 500MW at Shentou Power Company and one unit of 300MW at Liancheng Power Company. With the newly installed capacity, our total installed capacity exceeded 10,000MW for the first time reaching 10,410MW. The majority of these newly constructed units commenced operation ahead of schedule. On the other hand, our strategic deployment started to take shape.



The progress made in the development of hydro power in western China was satisfactory, and the preparation works for major thermal power projects in the coastal area of eastern China made solid progress.

We expect our business to maintain steady but rapid growth in 2005: Two units of 600MW each at Tuoketuo Power Company Phase III, one unit of 300MW at Liancheng Power Company in Gansu, one unit of 500MW at Shentou Power Company, the first unit of 50MW at Nalan Hydropower Company and the first hydropower unit of 60MW at Lixianjiang Power Company will take turn to commence operation this year. We shall ensure the projects to be completed this year to provide an additional capacity of 2,110MW. Besides, we shall actively carry out the other projects which have been approved and are under construction. We aim to complete our new installation plan this year ahead of our target. At the same time, in order to consolidate the steady progress of our principal power generation business, in 2005 we will aim to enhance the vertical integration of our operation, with a view to lowering the market risks of our principal business, raising profitability, strengthening our cost advantages and better preparing ourselves for the future market competition.

Good opportunities for us to pursue: Due to the rapid development of the national economy, the power industry has an urgent need to expand substantially in order to resolve the problem of power shortage. There exists a huge room for an increase in capacity due to market demand. Gradual reforms in the power market have enhanced transparency of the tariff mechanisms. On-grid tariffs of new installation will be determined according to average purchase prices of electricity of the regional grid, which will enable power generation companies to ascertain, at the beginning of the decision making of their investments, the on-grid tariffs after the commencement of operation. Our investment risks will therefore be lowered. Datang Power will strive to make full use of our advantages, and make rationalised arrangements on the preparation works of new construction projects, the purchase of equipment and the sourcing of coal supply. We shall leverage our extensive development experience in new projects to seek, on the basis of quality construction, shorter construction periods and lower construction costs. With new units in the pipeline, we will be able to sustain our growth in profitability.

Challenges and corresponding measures in the course of development: At present, the coal market of China is relatively volatile, posing challenges to us in terms of fuel supply and cost controls. We will tackle these challenges through measures such as locating our plants at mine-mouth, and investing in railway and coal mines. The increase in raw material prices has caused a rise in construction costs for our new projects. We will seek to lower the costs by placing early orders, making rationalised arrangements of construction schedules and improving construction designs. The construction costs of the new projects that we have completed in recent years were generally lower than the industry's average level. When there is an equilibrium between supply and demand of electricity in China, power pooling will be introduced. We have already prepared ourselves for it, and we will seek to consolidate our competitive advantages through our sustained efforts in cost controls.

4. Please explain the Company's financial conditions and illustrate its relevant financing strategies.

The Company maintains a sound and healthy financial status: The Company, backed up by strong cash inflows, maintains a satisfactory record in collection of electricity charges and accounts receivable settlements. The Company actively capitalises on its financial leverage and seeks to raise more capital to grasp every opportunity for development and to enhance the returns for shareholders. There has been a rise in the gearing ratio at a certain stage and this was only caused by an increase in the number of projects in-progress over the last two years. In about two years' time, with the completion and operation of the new projects, the Company's cash flow will increase significantly.

The Coal-Electricity Price Linkage Mechanism will effectively improve the Company's financial conditions: During the Year, the relevant state authorities implemented a series of policies which are conducive to the launch of "Coal-Electricity Price Linkage Mechanism". It is believed that such measures will effectively and reasonably help the Company ease the pressure on costs as caused by the increase in coal prices.

The new power plants will boost the Company's financial returns: From what we can see on the new power plants that have commenced operations during the last two years, the investment returns on the new power plants are higher than the existing ones as a result of effective cost control measures. With the commencement of operations of more new power plants, the Company's assets will improve the Company's overall profitability. Such development will further improve the Company's financial conditions.

The A share financing plan will help improve our financial strengths: The project of issuing A shares is in the pipeline. The successful issue of A shares will definitely provide a strong support to the Company's capital base and will help to adjust the Company's capital structure, thereby improving the Company's financial conditions and providing support to the Company's rapid business growth.



5. Please describe the development strategies of the Company.

Strategy of Resource Securing: Datang Power is mainly a coal-fired power generation company. Stable supply of fuel and guarantee of transportation capacity are of great importance to the Company. The Company has made constant efforts in securing a certain amount of coal sources and corresponding transportation capacity. The Company invested and acquired an equity interest in the development project of the Tashan Coal Mine in Shanxi. The coal mine will be able to provide 10,000,000 tonnes of thermal coal to the Company once the production capacity has been established completely. At present, the preliminary work of the project progresses smoothly. The coal mine is expected to achieve initial production status at the end of 2005. The Company will also actively seek new development of coal sources, in order to secure its own coal sources to satisfy over 50% of its demand . During the Year, the Company invested in the Daqin Railway Corporation to secure significant transportation capacity assurance with a relatively small investment. The Company will also actively seek other opportunities to expand its transportation capacity resources to guarantee the transportation for the Company's coal sources and other thermal coal for electricity generation.

Strategy of Active Hydropower Development: In November 2002, the Company announced the development of hydropower projects in Yunnan Province, and became the first among its peers to invest in the hydropower sector. In 2004, the Chongqing Pengshui Hydropower project of the Company was approved by the State. The project comprises five 350 MW hydropower units (a total of 1,750 MW). After the completion of the project, hydropower assets will form a significant portion of the Company's total assets. On the basis of its existing hydropower projects, the Company will continue to seek appropriate hydropower resources with an aim to increase the share of hydropower in Datang Power's asset structure to 25% to 30% in the future.

Strategy of expanding into regions with market advantages: The Company will, on the basis of maintaining its market share in northern China and the western region and, through its rational distribution of newly-developed projects, further develop the eastern coastal markets. It will distribute its power generation assets strategically in the economically-developed but electricity-lacking region. In this region, the Company will deploy high-capacity, highly efficient generating units. These units will also need to meet the state's environmental protection requirements at the initial stage of design and construction, so as achieve superior standards in power generation technology. The economy of the eastern coastal region has been developing rapidly with a commemorate strong demand for electricity, and so the market advantage is very obvious. At the same time, having experienced several years' rapid development, the business sector and common residents in the eastern region are able to bear higher power tariffs, which will greatly enhance the future profitability of the Company.






Effectiveness •

Optimising Our Asset Structure.



On the basis of its existing hydropower projects, the Company will continue to seek appropriate hydropower resources with an aim to increase the share of hydropower in Datang Power's asset structure to 25% - 30% in the future.

The Directors are pleased to present the audited results of the Company and its subsidiaries for the year ended 31st December 2004.

Listing and Issue of Shares

The Company's H Shares have been listed on the Hong Kong Stock Exchange and the London Stock Exchange since 21st March 1997. On 9th September 2003, the Company issued 5-year US Dollar convertible bond of US$153.8 million, which are listed on the Luxembourg Stock Exchange, at 0.75% interest rate per annum and a conversion premium of 30%. As at 31st December 2004, no bond holder has converted the bonds into the Company's shares. During the Year, the Company did not issue any new shares.

Performance of the Company's H Shares during the Year:

Closing price per H Share as at 31st December 2004	HK$5.85
Highest traded price per H Share between 1st January and 31st December 2004	HK$7.35
Lowest traded price per H Share between 1st January and 31st December 2004	HK$5.05
Total number of H Shares traded between 1st January and 31st December 2004	3,139,993,000 shares

Public Float

The Company confirms that the public float of the Company's H Shares has complied with the requirement under the Listing Rules.

Accounts

The Company and its subsidiaries' audited consolidated results for the year ended 31st December 2004 are set out in the Consolidated Income Statement on page 69. The financial position of the Company and its subsidiaries' as at 31st December 2004 is set out in the Balance Sheets on page 70.

The Company and its subsidiaries' consolidated cash flows for the year ended 31st December 2004 are set out in the Consolidated Cash Flow Statement on page 72.

Main Businesses

The main businesses of the Company are to acquire, own and operate existing coal-fired power plants and to develop, construct, own and operate new power plants.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's major suppliers and customers for the Year are as follows:

	2004	2003
Purchases		
The largest supplier	14.00%	21.76%
Five largest suppliers	52.80%	62.78%
Sales		
The largest customer	95.67%	99.97%
Five largest customers (2003: Two largest customers)	99.96%	100.00%

To the knowledge of the Directors, none of the Directors, Supervisors, their respective associates or shareholders of the Company owning 5% or more of the Company's issued share capital of the same class owned any direct or indirect interest in the Company's suppliers and customers mentioned above during the Year.

Subsidiaries and Associates

Details of subsidiaries and associates of the Company are set out in Note 25 to the financial statements on page 113 to page 115.

Dividends and Earnings per Share

Details of dividends and earnings per share are set out in Notes 27 and 28 to the financial statements on page 116 to page 117.

Reserves

Movements in reserves during the Year are set out in Note 15 to the financial statements on page 98 to page 100.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in Note 4 to the financial statements on page 91 to page 93.

Share Capital

Details of the change of share capital of the Company during the Year are set out in Note 14 to the financial statements on page 98.

Share Capital Structure

As at 31st December 2004, the total number of shares issued by the Company was 5,162,849,000. The Company's shareholders were CDT, Beijing Energy Investment Holding Company Limited (note), Hebei Construction Investment, Tianjin Jinneng and foreign holders of H Shares, holding 1,828,768,200 shares, 671,792,400 shares, 671,792,400 shares, 559,827,000 shares and 1,430,669,000 H Shares, respectively, representing 35.43%, 13.01%, 13.01%, 10.84% and 27.71%, respectively, of the issued share capital of the Company.

Note: Beijing International Power Development and Investment Company ("Beijing International Investment"), one of the Company's original shareholders, has merged with Beijing Integrated Investment Company to form a new company Beijing Energy Investment Holding Company Limited ("Beijing Energy Investment") on 8th December 2004. The merger has been approved by the State-owned Assets Supervision and Administration Commission of Beijing Municipal Government. The shares which were originally held by Beijing International Investment amounting to 671,792,400 shares are now held by Beijing Energy Investment.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company at 31st December 2004 were as follows:

Total number of shareholders	285
Holders of domestic shares	4
Holders of H Shares	281

Substantial Shareholders of the Company

As far as the Directors are aware, as at 31st December 2004, the interests or short positions of the person or entities, other than the directors, chief executives or supervisors of the Company, in the shares or underlying shares of the Company to be disclosed to the Company and the Hong Kong Stock Exchange in accordance with Chapter XV sections 2 and 3 of the Securities and Futures Ordinance (the "SFO") are as follows:

Name of shareholder	Class of share	No. of shares held	Percentage to total issued share capital of the Company (%)	*Percentage to total issued domestic shares* (%)	*Percentage to total issued H Shares* (%)
CDT	Domestic shares	1,828,768,200(L)	35.43	49	-
Beijing Energy Investment	Domestic shares	671,792,400(L)	13.01	18	-
Hebei Construction Investment	Domestic shares	671,792,400(L)	13.01	18	-
Tianjin Jinneng	Domestic shares	559,827,000(L)	10.84	15	-
J.P. Morgan Chase & Co.	H Shares	115,203,561(L) 78,921,947(P)	2.23 1.52	–	8.05(L) 5.52(P)
Alliance Capital Management L.P.	H Shares	114,579,171(L)	2.22	–	8.01(L)
UBS AG	H Shares	100,812,823(L) 30,594,988(S)	1.95 0.59	–	7.05(L) 2.14(S)
Schroder Investment Management (S'pore) Limited	H Shares	114,480,946(L)	2.22	–	8.00(L)
Sumitomo Life Insurance Company	H Shares	86,602,000(L)	1.68	–	6.05(L)
Sumitomo Mitsui Asset Management Company, Limited	H Shares	86,602,000(L)	1.68	–	6.05(L)
Templeton Asset Management Limited	H Shares	84,472,320(L)	1.64	–	5.90(L)
Deutsche Bank Aktiengesellschaft	H Shares	72,756,563(L) 66,268,462(S)	1.41 1.28	– –	5.09(L) 4.63(S)

(L) = Long positions (S) = Short positions (P) = Lending Pool

Save as disclosed above, as far as the Directors are aware, there is no person or entity holding interests or short positions in the Share or underlying shares of the Company are required to make disclosure in accordance with the requirements of the SFO.

Interests of Directors and Supervisors in Share Capital

At any time during the Year, none of the Directors, Supervisors or their respective associates held any share capital or debentures of the Company or any of its associated corporation (as defined in the SFO); or interests (including interests or short position in the shares or debentures) that required to notify the Company and the Hong Kong Stock Exchange pursuant to divisions 7 and 8 of Part XV of the SFO; or interests (including those interests and short position which were deemed to or counted as be held pursuant to the SFO) that required to notify the Company and the Hong Kong Stock Exchange pursuant to section 352 of the SFO; or interests that required to be recorded in the register mentioned in the SFO or otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors' Service Contracts

As at 31st December 2004, the Company did not enter into any service contracts with executive Directors.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party, and in which any Director or Supervisor had a material interest, subsisted at the end of the Year or at any time during the Year.

Directors and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its subsidiaries at any time during the Year for any Director or Supervisor to acquire any shares in or debentures of the Company or any of its subsidiaries.

Highest Paid Individuals

All of the highest paid individuals of the Company during the Year include Directors and senior management staff. Details of their remuneration are set out in Note 26 to the financial statements on page 115 and 116.

Purchase, Sale and Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the loans from NCPG Finance Company Ltd, short-term loans from banks, long-term loans from banks and other long-term loans as set out in Notes 16 to 17 to the financial statements on page 101 to page 103, there were no other loans of the Company and its subsidiaries as at 31st December 2004.

Pre-emptive Rights

According to the Articles of Associations, there was no pre-emptive right requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

Connected Transactions

During the Year, CDT and the Company entered into the following continuing connected transactions (definition in accordance with the requirements stipulated in Chapter 14A of the Listing Rules), among which the Company has been liaising with CDT with a view to enter into a supplemental agreement in relation to the continuing connected transaction 1 below in order to strictly comply with the Listing Rules after its revision, while the remaining transaction was in compliance with the requirements on connected transactions under Chapter 14A of the Listing Rules.

Transactions

	Amount (RMB'000)
1. Ash disposal fees payable to CDT and its divisions and affiliates	93,261
2. Rental payable to CDT	7,228

The independent non-executive Directors have reviewed the above transactions and confirmed:

(1) the above transactions were made in and for the need of daily and normal business operations;

(2) the above transactions were made with the following terms: (a) normal business terms (i.e. such terms are applicable to the similar transactions with other similar business entities in China); or (b) fair and reasonable terms in the opinion of the directors of the Company if there were no comparable terms; and

(3) the above transactions were made with the following terms: (a) agreed terms governing such transactions, or (b) terms not less favourable than those that may contract with any third party, if there was no such agreement.

During the Year, the Company has concurrently conducted the following connected transactions which were in compliance with the requirements as stipulated in Chapter 14A of the Listing Rules:

(1) An assets transfer contract was signed on 6th January 2004 between the assignee Hebei Tangshan Thermal Power Company, one of our subsidiaries, and the assignor CDT, the controlling shareholder of the Company, under which the assignor transfers all assets of its subsidiary Tangshan Power Plant to the assignee at a consideration of RMB 155,000,000, together with all outstanding liabilities in the amount of approximately RMB 65,570,000. The transaction was approved on 31st December 2004 by the State-owned Assets Supervision and Administration Commission of the State Council. As at 31st December 2004, the transaction was still in progress.

(2) On 5th April 2004, the Company entered into an agreement with Hunan Huayin Electric Power Co., Ltd. ("Huayin Power") to transfer to Huayin Power the development right of Jinzhushan Power Project for a consideration of approximately RMB103,000,000, representing the total cost prepaid by the Company investing in the project. On 4th May 2004, Huayin Power remitted the transfer payment to the Company.

(3) CDT provided fuel management and development services to the Company. The service fee was calculated from the quantity of fuel purchased based on RMB0.5/ton. During the Year, the Company has paid CDT a fuel management fee amounting to RMB6,268,000.

(4) On 21st December 2004, the Company entered into an investment agreement to establish Chongqing Datang International Wulong Hydropower Development Company ("Wulong Hydropower Company") with an aim to plan, construct and operate Wujiang Hydropower Project. The expected registered capital of Wulong Hydropower Company was approximately RMB1 billion. The Company held 51% equity interests.

(5) The Company signed a Promotors Agreement with CDT and 11 affiliates and solely-owned subsidiaries of CDT on 31st December 2004 to jointly establish China Datang Finance Company ("Finance Company"). Pursuant to the Promotors Agreement, Finance Company will be owned as to 20% by the Company, 52.5% by CDT and 2.5% by each of the other contracting parties, namely Hunan Huayin Power Co., Ltd., Anhui Electric Power Co., Ltd., Datang Heilongjiang Power Generation Co., Ltd., Datang Jilin Power Generation Co., Ltd., Datang Gansu Power Generation co., Ltd., Datang Shaanxi Power Generation Co., Ltd., Datang Hebei Power Generation Co., Ltd., Longtan Hydropower Development Co., Ltd., China National Water Resources & Electric Power Materials Equipment Co., Ltd., Datang

Power Fuel Co., Ltd. and Guangxi Guiguan Electric Power Co., Ltd. The Company has disclosed the relevant information of the Promotors Agreement in accordance with the Listing Rules.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

In accordance with the State's employee retirement scheme, the Company and its subsidiaries have to pay a basic pension insurance premium on behalf of the employees at a rate of 19% to 20% of the entire staff's salaries whereby the employees would receive a monthly pension payment from the government after they retire. In addition, the Company and its subsidiaries have also implemented a supplementary retirement plan, whereby employees will make monthly contributions in accordance with their years of service as individual savings retirement insurance fund, while the Company and its subsidiaries will contribute an amount equivalent to twice the amount of the employees' contributions. The Company may at its discretion provide additional non-recurring corporate supplemental savings retirement insurance fund depending on the operating results of the year. When retired, an employee will receive a pension payment equivalent to the contributions by the Company and by oneself. Apart from such contributions, the Company and its subsidiaries have no other liabilities towards the staff retirement scheme.

Interest Capitalisation

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately RMB522,252,000.

Other Significant Matters

At the 2004 extraordinary general meeting of the Company, the class meeting of the holders of H Share and the class meeting of the holders of Domestic Shares convened on 22nd June 2004, approval was granted to the Board of Directors to issue not more than 1,000,000,000 A shares of the Company.

Code of Best Practice

To the knowledge of the Directors, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules throughout the Year.

Independent non-executive Directors

The Company confirms the receipt of annual confirmation letters from its independent non-executive Directors in respect of their respective independency; and confirms that the Company believes that all independent non-executive Directors are independent individuals.

Auditors

The Company's 2004 financial statements prepared under International Financial Reporting Standards ("IFRS") have been audited by PricewaterhouseCoopers. A resolution to re-appoint PricewaterhouseCoopers as the international auditors will be proposed at the Annual General Meeting. During the past three years, the Company has not changed its the auditors.

By Order of the Board of Directors
Zhai Ruoyu
Chairman

28th March 2005

Report of the Supervisory Committee



To all shareholders:

During the Year, members of the Supervisory Committee actively and effectively exercised their functions and powers to monitor the operation of the Company with diligence and prudence in accordance with the Company Law of the PRC, the Articles of Associations and the relevant requirements as stipulated in the Listing Rules. They have monitored the management activities of the Company in a lawful, timely and effective way to protect the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held two meetings; attended the annual general meetings and the extraordinary general meeting of the Company; completed the auditing of the interim results, attended meetings of the Board of Directors; reviewed the Company's annual financial report, budget and profit distribution plan; and reviewed the auditors' report presented by the auditors and furnished reasonable recommendations. The Supervisory Committee gave opinions and recommendations on production operations and financial management, strengthened its supervision on the Company's directors and senior management in carrying out their duties and enhanced its supervisory effectiveness, with a view to protecting the lawful interests of shareholders and the interests of the Company.

The Supervisory Committee confirms that during the Year, the Directors, the President and other senior management of the Company have fulfilled their responsibilities dutifully and diligent, and have actively organised the staff to carry out various operating work as confirmed at the annual general meetings, further enhancing production safety management of the Company's operating plants. They have implemented regulated operations in accordance with the Articles of Association and the Company's internal management system and have undertaken diversified development strategies, and in return, economic effectiveness was achieved. In accordance with the IFRS, total consolidated assets, consolidated operating revenue and consolidated net profit of the Company and its subsidiaries for 2004 amounted to approximately RMB49,475 million, RMB13,584 million and RMB2,293 million, respectively. Earnings per share was RMB0.44.

The Supervisory Committee has examined the implementation of the financial management systems of the Company and its subsidiaries and has regularly examined accounting evidence, books of accounts and accounting reports, as well as the auditors' report of the Company and its subsidiaries presented by the auditors. In the opinion of the Supervisory Committee, the financial statements and the accounting work of the Company and its subsidiaries have complied with the Accounting Law of the PRC, the accounting standards issued by the Ministry of Finance of the PRC and the IFRS. The Supervisory Committee has not discovered any problems in respect of the foregoing.

The Supervisory Committee confirms that the connected transactions between the Company and its controlling shareholder CDT during the reporting period were fair and reasonable without harming the interests of other shareholders and the Company. In the course of the Company's operations, the Board of Directors, the President and other senior management of the Company have complied with their fiduciary duties with faithfulness and have dutifully and diligently discharged their duties, and in exercising their rights or performing their obligations, no cases of power abuse or infringement of the interests of shareholders and staff have been found so far.

The fourth session of the Supervisory Committee expired on 30th June 2004 and has completed all work objectives during the three-year term. The fifth session of the Supervisory Committee started operation on 1st July 2004. In 2005, all members of the new session of the Supervisory Committee will continue to follow the relevant requirements as stipulated by the Company Law, the Articles of Association and the Listing Rules and will work hard to complete its various tasks, with an aim to protect the interests of the Company and its shareholders.

On Behalf of the Supervisory Committee
Zhang Jie
Chairman of the Supervisory Committee

28th March 2005

Taxation of the United Kingdom

The comments below are a general guide only, based on the tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are resident in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend which cannot be re-claimed under the double taxation treaty between the PRC and the UK.

Under the current double taxation treaty between the PRC and the UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company and/or refund of any PRC withholding tax withheld in excess of such rate, on making an application to the appropriate PRC tax authority (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and who control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

Report of the Auditors



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Datang International Power Generation Co., Ltd. (the "Company") and the consolidated balance sheet of the Company and its subsidiaries as at 31 December 2004, and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company and its subsidiaries's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2004, and of the financial position, results of their operations and cash flows of the Company and its subsidiaries for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Company Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

28 March 2005

Hong Kong

Consolidated Income Statement

For the year ended 31 December 2004
(All amounts expressed in thousands of Rmb,
except per share data)

	Note	2004	2003
Operating revenue	21	**13,583,739**	9,950,564
Operating costs			
Local government surcharges		**(168,933)**	(125,390)
Fuel		**(4,951,410)**	(3,165,103)
Depreciation		**(2,086,882)**	(1,643,530)
Repairs and maintenance		**(544,386)**	(405,770)
Wages and staff welfare		**(873,380)**	(631,015)
Others		**(860,347)**	(824,075)
Total operating costs		**(9,485,338)**	(6,794,883)
Operating profit	22	**4,098,401**	3,155,681
Share of profit of associates	6,22	**(3,264)**	16,979
Interest income		**46,970**	41,395
Finance costs	23	**(478,755)**	(356,541)
Profit before taxation		**3,663,352**	2,857,514
Taxation	24	**(919,812)**	(988,947)
Profit before minority interests		**2,743,540**	1,868,567
Minority interests		**(450,956)**	(56,768)
Net profit		**2,292,584**	1,811,799
Proposed dividends	27	**1,135,827**	903,499
Earnings per share			
– basic (Rmb)	28	**0.44**	0.35
– diluted (Rmb)	28	**0.43**	0.35
Proposed dividend per share (Rmb)	27	**0.22**	0.175

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As at 31 December 2004

(All amounts expressed in thousands of Rmb)

	Note	Company and its subsidiaries		Company	
		2004	2003	2004	2003
ASSETS					
Non-current assets					
Property, plant and equipment	4	42,635,793	27,846,705	14,715,709	10,620,636
Investments in subsidiaries	5	–	–	3,882,592	2,539,373
Investments in associates	6	514,415	224,435	510,415	224,435
Available-for-sale investments	7	336,700	155,620	336,700	154,720
Deferred housing benefits	8	149,385	186,732	149,385	186,732
Goodwill	9	33,561	39,153	33,561	39,153
Long-term deposit		100,000	100,000	100,000	100,000
Deferred tax assets	24	75,547	49,842	4,859	–
		43,845,401	28,602,487	19,733,221	13,865,049
Current assets					
Inventories	10	442,615	342,834	208,202	223,260
Other receivables and current assets		224,372	135,142	91,941	262,090
Accounts receivable	11	1,289,931	1,035,870	599,654	588,756
Short-term bank deposits over three months	12	210,409	1,272,074	210,409	1,272,074
Cash and cash equivalents	13	3,462,019	4,155,484	1,933,236	4,030,102
		5,629,346	6,941,404	3,043,442	6,376,282
Total assets		49,474,747	35,543,891	22,776,663	20,241,331
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	14	5,162,849	5,162,849	5,162,849	5,162,849
Reserves	15	11,947,568	10,558,483	11,871,670	10,482,586
Total shareholders' equity		17,110,417	15,721,332	17,034,519	15,645,435
Minority interests		1,968,309	1,240,427	–	–
Non-current liabilities					
Long-term loans	16	17,949,062	10,306,487	2,015,000	1,625,000
Convertible bond	18	1,078,027	1,031,722	1,078,027	1,031,722
Deferred tax liabilities	24	155,328	124,805	118,177	87,423
		19,182,417	11,463,014	3,211,204	2,744,145
Current liabilities					
Accounts payable and accrued liabilities	19	3,625,869	2,683,835	1,062,408	916,426
Dividends payable	27	–	219,452	–	219,452
Short-term loans	17	5,979,560	2,860,834	900,000	2,000
Current portion of long-term loans	16	1,106,875	829,209	200,000	249,000
Taxes payable		501,300	525,788	368,532	464,873
		11,213,604	7,119,118	2,530,940	1,851,751
Total liabilities		30,396,021	18,582,132	5,742,144	4,595,896
Total shareholders' equity and liabilities		49,474,747	35,543,891	22,776,663	20,241,331

Approved by the Board of Directors on 28 March 2005:

Zhang Yi
Director

Yang Hongming
Director

The accompanying notes are integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the year ended 31 December 2004
(All amounts expressed in thousands of Rmb)

	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discre-tionary surplus reserve	Re-stricted reserve	Other reserve	Retained earnings	Total reserves	Total share-holders' equity
Balance as at 1 January 2003		5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	–	1,172,605	9,216,430	14,379,279
Dividends declared		–	–	–	–	–	–	–	(619,542)	(619,542)	(619,542)
Net profit		–	–	–	–	–	–	–	1,811,799	1,811,799	1,811,799
Transfer between reserves	15(c)	–	–	–	(56,466)	56,466	–	–	–	–	–
Transfer to restricted reserves	15(e)	–	–	–	–	–	(32,360)	–	32,360	–	–
Profit appropriations	15	–	–	204,538	201,130	–	–	–	(405,668)	–	–
Convertible bond – equity component	15(f)	–	–	–	–	–	–	149,796	–	149,796	149,796
Balance as at 31 December 2003		5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332
Dividends declared	27	–	–	–	–	–	–	–	(903,499)	(903,499)	(903,499)
Net profit		–	–	–	–	–	–	–	2,292,584	2,292,584	2,292,584
Transfer between reserves	15(c)	–	–	–	(51,545)	51,545	–	–	–	–	–
Transfer to restricted reserves	15(e)	–	–	–	–	–	(32,360)	–	32,360	–	–
Transfer to discretionary surplus reserve	15(d)	–	–	–	–	509,077	–	–	(509,077)	–	–
Profit appropriations	15	–	–	307,488	259,052	–	–	–	(566,540)	–	–
Balance as at 31 December 2004		5,162,849	3,653,421	1,619,555	464,488	3,593,485	129,441	149,796	2,337,382	11,947,568	17,110,417

The accompanying notes are integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2004
(All amounts expressed in thousands of Rmb)

	Note	2004	2003
Cash flows from operating activities			
Cash generated from operations	29(a)	6,097,318	4,785,731
Enterprise income tax paid		(1,033,545)	(1,040,726)
Dividends paid		(1,189,447)	(400,090)
Net cash from operating activities		3,874,326	3,344,915
Cash flows from investing activities			
Decrease in short-term bank deposits over three months		1,061,665	604,536
Acquisition of investments held for trading		–	(151,070)
Proceeds from disposal of investments held for trading		–	148,997
Investments in associates	6	(319,140)	(77,422)
Withdrawal of investments in associates	6	22,116	12,317
Withdrawal of available-for-sale investments	7	900	–
Additions of available-for-sale investments	7	(178,200)	(107,800)
Additions to property, plant and equipment		(15,572,985)	(7,916,315)
Proceeds from disposal of property, plant and equipment		5,153	671
Interest received		22,025	71,941
Dividends received		18,783	10,423
Addition for other long-term asset		–	(100,000)
Net cash used in investing activities		(14,939,683)	(7,503,722)
Cash flows from financing activities			
Capital contribution into subsidiaries from minority shareholders		343,422	323,891
Capital withdrawal from subsidiaries by minority shareholders		–	(47,466)
Proceeds from issue of convertible bond		–	1,238,003
Proceeds from long-term loans		9,003,961	3,477,727
Proceeds from short-term loans		13,930,630	7,839,984
Repayments of long-term loans		(1,072,341)	(1,000,253)
Repayments of short-term loans		(10,811,904)	(5,295,150)
Interest paid		(1,021,876)	(572,449)
Net cash from financing activities		10,371,892	5,964,287
Net (decrease)/increase in cash and cash equivalents		(693,465)	1,805,480
Cash and cash equivalents, beginning of year		4,155,484	2,350,004
Cash and cash equivalents, end of year		3,462,019	4,155,484

The accompanying notes are integral part of these financial statements.

1. ORGANISATION AND OPERATIONS

Datang International Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company was registered as a Sino-foreign joint venture on 13 May 1998. The Company changed its name from Beijing Datang Power Generation Co., Ltd. to Datang International Power Generation Co., Ltd on 15 March 2004. The Company and its subsidiaries currently own and operate nine coal-fired power plants and one hydropower plant. It is also developing various power plant projects through ventures with other parties.

The principal activity of the Company and its subsidiaries is power generation and power plant development in the PRC. Substantially all of the business of the Company and its subsidiaries are conducted within one industry segment.

As at 31 December 2004, the Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Paid-in capital	Attributable interest	Principal activities
		'000		
Subsidiaries				
Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	1,674,020	60%	Power generation
Tianjin Datang International Panshan Power Generation Company Limited ("Datang Panshan")	6 August 1997	831,253	75%	Power generation
Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower")	29 July 1998	59,162	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8 December 1998	748,520	60%	Power generation (under construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Paid-in capital	Attributable interest	Principal activities
		'000		
Shanxi Datang International Yungang Thermal Power Company Limited ("Datang Yungang")	14 July 2000	250,000	80%	Power generation
Yunnan Datang International Honghe Power Generation Company Limited ("Datang Honghe")	27 April 2001	109,157	70%	Power generation (under construction)
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng")	18 August 2001	273,500	55%	Power generation
Hebei Datang International Tangshan Thermal Power Company Limited ("Datang Tangshan")	21 February 2002	380,264	80%	Power generation
Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan")	30 October 2002	28,470	51%	Hydropower generation (under construction)
Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang")	8 November 2002	60,000	70%	Hydropower generation (under construction)
Shanxi Datang International Yuncheng Power Generation Company Limited ("Datang Yuncheng")	28 March 2003	25,300	51%	Power generation (pre-construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Paid-in capital	Attributable interest	Principal activities
		'000		
Jiangsu Datang International Lvsigang Power Generation Company Limited ("Datang Lvsigang")	18 September 2003	50,000	90%	Power generation (under construction)
Guangdong Datang International Chaozhou Power Generation Company Limited ("Datang Chaozhou")	15 November 2003	30,000	75%	Power generation (under construction)
Fujian Datang International Ningde Power Generation Company Limited ("Datang Ningde")	2 December 2003	250,000	55%	Power generation (under construction)
Associates				
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Beijing Texin Datang Heat Company Limited ("Datang Texin")	27 April 2002	172,800	49%	Provision of heat transfer service
Chongqing Datang Pengshui Hydropower Development Company Limited ("Datang Pengshui")	28 August 2003	125,000	40%	Hydropower generation (under construction)
Ningxia Datang Daba Power Generation Company Limited ("Datang Daba")	31 October 2003	20,000	45%	Power generation (pre-construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Paid-in capital	Attributable interest	Principal activities
		'000		
Tongfang Investment Company Limited	8 May 2004	550,000	36.4%	Project Investment and management
Tongmei Datang Tashan Coalmine Company Limited ("Tashan Coalmine")	15 July 2004	50,000	28%	Coalmine
Tangshan Huaxia Datang Fuel Company Limited	10 August 2004	20,000	30%	Fuel trading
Tongmei Datang Multiple Utilizated Thermal Power Company Limited ("Tongmei Thermal Power")	28 May 2004	20,000	20%	Power generation (pre-construction)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the balance sheet of the Company and the consolidated financial statements of the Company and its subsidiaries are set out below:

(a) Basis of preparation

The accompanying financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These financial statements have been prepared under the historical cost convention as modified by the revaluation of investments held for trading and available-for-sale investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(a) Basis of preparation (cont'd)

In 2004, the Company and its subsidiaries adopted the IFRS below, which are relevant to its operations.
IFRS 3 (issued 2004) Business Combinations
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets

The adoption of the above IFRS does not have material impact on the Company and its subsidiaries' financial statements because there is no business combination for which the agreement date is on or after 31 March 2004.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries, which are those entities in which the Company and its subsidiaries have an interest of more than one half of the voting rights or otherwise have power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Company and its subsidiaries control another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Company and its subsidiaries are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(f) for the accounting policy on goodwill.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company and its subsidiaries.

In the Company's balance sheet, investments in subsidiaries are accounted for using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(b) Principles of consolidation (cont'd)

(ii) Associates

Associates are entities over which the Company and its subsidiaries generally have between 20% and 50% of the voting rights, or over which the Company and its subsidiaries have significant influence, but which they do not control. Investments in associates are accounted for by the equity method of accounting. Under this method, the Company's and its subsidiaries' share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investments. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's and its subsidiaries' interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company's and its subsidiaries' investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Company's and its subsidiaries' share of losses in an associate equals or exceeds their interest in the associate, the Company and its subsidiaries do not recognise further losses, unless the Company and its subsidiaries have incurred obligations or made payments on behalf of the associates.

(c) Foreign currency translation

(i) Measurement currency

Items included in the financial statements of the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity ("the measurement currency"). The consolidated financial statements are presented in Chinese Renminbi ("RMB"), which is the measurement currency of the Company and its subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statements.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as investment held for trading are reported as part of the fair value gain or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment, apart from construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment loss.

Expenditure incurred after the property, plant and equipment have been put into operation, such as repair and maintenance and overhaul costs, are normally charged to the income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditure is capitalised as additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off fixed assets, after taking into account the estimated residual value, over their estimated useful lives as follows:

Buildings	20-50 years
Electricity utility plant in service:	
Coal-fired electricity utility plant	12-30 years
Hydro electricity utility plant	12-45 years
Transportation facilities, computer and others	4-10 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery, prepayments for the equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset category.

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in operating profit.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the assets for its intended use. Other borrowing costs are expensed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(e) Investments

The Company and its subsidiaries classified their investments in debt and equity securities into the following categories: held for trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading investments and included in current assets. For the purpose of these financial statements, short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. During the year ended 31 December 2004, the Company and its subsidiaries did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Company and its subsidiaries commit to purchase or sell the asset. Cost of purchase includes transaction costs. Held for Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statements as gains and losses from investment securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(f) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets acquired at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life and recognised in the income statement as other operating expenses. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

At each balance sheet date, the Company assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

Goodwill on acquisition that occurring on or after 31 March 2004 is tested annually for impairment and carried at cost less accumulated impairment losses. All the goodwill occurred before 31 March 2004 will cease to be amortised and will be tested for impairment starting from 1 January 2005.

(g) Operating lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Inventories are expensed to fuel costs or other relevant operating expenses when used, or capitalised to fixed assets when installed, as appropriate, using moving weighted average method. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(j) Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and financial institution and other short-term highly liquid investments with original maturities of three months or less.

(l) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond, this amount is recorded as non-current liability on the amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds are allocated to the conversion option, which is recognised and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(m) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) Government grants

Grants from the government are recognised at their fair value when there is a reasonable assurance that the grants will be received and the Company will comply with all attached conditions.

Government grants are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Provisions

Provisions are recognised when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(p) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) Operating revenue

Substantially all operating revenue represents the amount of tariffs billed for electricity generated and transmitted to the respective regional or provincial power companies. Operating revenue is billed and recognised upon transmission of electricity and heat to the customers.

(ii) Interest income

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective interest yield on the assets.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(q) Retirement and staff housing benefits

(i) Pension obligations

The Company and its subsidiaries have various defined contribution plans in accordance with the local conditions and practices in the municipalities and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

Costs of retirement benefits are charged to income statement as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(q) Retirement and staff housing benefits (cont'd)

(ii) Staff housing benefits

The Company and its subsidiaries provide housing to their employees at a discount price. The price difference between the selling price and the cost of housing is considered as housing benefit and is amortised on a straight line basis over the estimated average service lives of relevant employees and included in other operating costs.

Apart from housing benefit, the Company and its subsidiaries also contribute to the state-prescribed housing fund. Such costs are charged to the income statement as incurred.

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(s) Minority interests

Minority interests include the minorities' proportion of the fair value of identifiable assets and liabilities of subsidiaries.

Changes in minority interests represent new capital injection from minority shareholders and share of profit and loss which should belong to minority shareholders.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated for all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(t) Financial instruments

(i) *Liability and equity*

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as an expense or as income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issue, in which case the instrument is classified as equity.

(ii) *Derivative financial instruments*

On inception, the Company and its subsidiaries identify certain derivatives as either i) a hedge of the fair value of an asset or a liability (fair value hedge), ii) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecast transaction (cash flow hedge) or iii) a hedge of a net investment in a foreign entity.

The Company and its subsidiaries' criteria for classifying a derivative instrument as a hedge include: i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, ii) the effectiveness of the hedge can be reliably measured, iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and iv) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

Derivative financial instruments that are not designated as hedging instruments are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and iii) the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(t) Financial instruments (cont'd)

(ii) Derivative financial instruments (cont'd)

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. A reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed the amortised cost which would have been recorded had the impairment not been recognised.

(u) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will crystallise. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(v) Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

(w) Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The activities of the Company and its subsidiaries expose them to a variety of financial risks including changes in debt and equity market prices, interest rates and foreign currency exchange rates.

(i) *Interest rate risk*

The floating rate loans expose the Company and its subsidiaries to interest rate risk. The Company and its subsidiaries use derivative instruments, to the extent available in the PRC, to manage exposure to fluctuations in interest rates. When considered appropriate, the Company uses interest rate swaps to manage the relative level of its exposure to cash flow risk associated with borrowings with floating interest rates.

Interest rates applicable to the Company and its subsidiaries' borrowings and the schedule of long-term loan repayments are disclosed in Notes 16 and 17.

(ii) *Foreign exchange risk*

The businesses of the Company and its subsidiaries are principally conducted in Rmb, except that purchases and financing of certain electricity utility plant equipment are denominated in United States dollars (USD). Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars. As at 31 December 2004, all of the Company and its subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb1,465 million (2003 – Rmb2,035 million), long-term loans of approximately Rmb3,893 million (2003 – Rmb2,776 million) and convertible bond of approximately Rmb1,078 million (2003 – Rmb1,032 million) which were denominated in foreign currencies, principally in USD and Hong Kong dollars. Fluctuation of exchange rate of Rmb against foreign currencies could affect the Company and its subsidiaries' results of operation.

(iii) *Credit risk*

Each power plant of the Company and its subsidiaries sells the electricity generated to its sole customer (the provincial or regional power company) in the province or region where the power plant is situated.

Substantially all of the Company and its subsidiaries' sales for the year were made to North China Grid Company Limited ("NCG") and its subsidiary (see Note 21). In addition, the 10 largest suppliers accounted for approximately 66% (2003 – 73%) of the coal purchases of the Company and its subsidiaries for the year ended 31 December 2004.

(All amounts expressed in Rmb unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(a) Financial risk factors (cont'd)

(iii) Credit risk (cont'd)

As at 31 December 2004, approximately Rmb250,466,000 (2003 – Rmb3,273,493,000) and Rmb3,421,235,000 (2003 – Rmb2,153,704,000) of the Company and its subsidiaries' cash and bank deposits were deposited with NCPG Finance Company Ltd. ("NCPG Finance"), a non-bank financial institution, (Note 13) and the four largest state-owned banks of the PRC, respectively.

The Company and its subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) Liquidity risk

The Company and its subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments regarding construction of power plants. The amount of undrawn credit facilities at the balance sheet date is disclosed in Note 29(c).

(b) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value.

While derivative transactions provide effective economic hedges under the Company and its subsidiaries' risk management policies, the derivatives that do not qualify for hedge accounting under the specific rules in IAS 39 are carried at fair value with changes in fair value included in the income statement.

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(c) Fair values

The fair value of investments held for trading is estimated by reference to their quoted market price at the balance sheet date. The fair value of interest rate swap is calculated as the present value of the estimated future cash flows.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, short-term bank deposits over three months, accounts receivable, accounts payable and short-term loans approximate to their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost less any provision for impairment as there is no quoted market price in an active market and their fair value cannot be reliably measured (see Note 7).

The fair values of long-term loans, including current portions, of approximately Rmb 19,025 million (2003 – Rmb11,133 million) as at 31 December 2004, have been estimated by applying a discounted cash flow approach using interest rates available for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb19,056 million (2003 – Rmb11,136 million).

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

4. PROPERTY, PLANT AND EQUIPMENT

	Company and its subsidiaries				
	Buildings	Electricity utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Cost					
Beginning of year	1,908,654	24,618,908	582,295	8,374,864	35,484,721
Reclassification	(778,857)	781,570	(2,713)	-	-
Transfer in/(out)	31,030	6,686,648	74,461	(6,792,139)	-
Addition	1,202	11,809	71,103	16,843,874	16,927,988
Disposals	(4,413)	(123,268)	(8,837)	-	(136,518)
End of year	1,157,616	31,975,667	716,309	18,426,599	52,276,191
Accumulated depreciation					
Beginning of year	204,736	7,188,909	244,371	-	7,638,016
Reclassification	(39,229)	31,000	8,229	-	-
Charge for the year	23,898	2,015,199	60,738	-	2,099,835
Written back on disposals	(221)	(89,730)	(7,502)	-	(97,453)
End of year	189,184	9,145,378	305,836	-	9,640,398
Net book value					
End of year	968,432	22,830,289	410,473	18,426,599	42,635,793
Beginning of year	1,703,918	17,429,999	337,924	8,374,864	27,846,705

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Company				
	Buildings	Electricity utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total
	'000	'000	'000	'000	'000
Cost					
Beginning of year	1,238,484	14,565,874	396,294	1,273,882	17,474,534
Reclassification	(264,823)	247,711	17,112	–	–
Transfer in/(out)	29,973	336,607	26,951	(393,531)	–
Addition	–	3,094	25,070	5,242,798	5,270,962
Disposals	–	(117,778)	(8,837)	–	(126,615)
End of year	1,003,634	15,035,508	456,590	6,123,149	22,618,881
Accumulated depreciation					
Beginning of year	200,435	6,434,704	218,759	–	6,853,898
Reclassification	(39,777)	38,215	1,562	–	–
Charge for the year	15,690	1,093,019	37,318	–	1,146,027
Written back on disposals	–	(89,251)	(7,502)	–	(96,753)
End of year	176,348	7,476,687	250,137	–	7,903,172
Net book value					
End of year	827,286	7,558,821	206,453	6,123,149	14,715,709
Beginning of year	1,038,049	8,131,170	177,535	1,273,882	10,620,636

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

For the year ended 31 December 2004, the interest rates on the loans for which interest has been capitalised varies from 2.88% to 6.12% (2003 – 1.30% to 5.76%) per annum.

The State Development and Reform Committee ("SDRC") has issued Document 32 <Opinion on Restraining Undisciplined Construction> in November 2004 which aims at bringing power plants construction under control. The Company and its subsidiaries have a significant portion of power plants under construction which may be impacted by Document 32. The directors of the Company have assessed the approval requirements of Document 32 and consider that the power plants under construction will ultimately obtain SDRC approvals. The directors consider that there will be no significant incremental cost incurred in the construction of the power plants and that the assets are not impaired.

5. INVESTMENTS IN SUBSIDIARIES

	Company	
	2004	2003
	'000	'000
Beginning of year	2,539,373	2,184,460
Additions	490,341	550,499
Share of results after tax	861,996	151,575
Reduction	–	(172,072)
Dividends	(9,118)	(175,089)
End of year	3,882,592	2,539,373

Details of the Company's subsidiaries are set out in Note 1.

6. INVESTMENTS IN ASSOCIATES

	Company and its subsidiaries	
	2004	2003
	'000	'000
Beginning of year	224,435	142,351
Additions	319,140	77,422
Share of results after tax	(3,697)	16,979
Reduction	(25,463)	(12,317)
End of year	514,415	224,435

6. INVESTMENTS IN ASSOCIATES (CONT'D)

The additions in 2004 mainly represented the Company's investments in various power plant projects and entities in other industries.

The reduction in 2004 mainly represented the disposals of the Company's equity investments in Wenshan Malutang Power Generation Company Limited and Tianjin Dagang Huashi Power Generation Company Limited. The Company also reduced its equity interest in Shanxi Datang Niangziguan Power Generation Company Limited ("Datang Nangziguan") from 54% to 3%, causing the reclassification of Datang Nangzigang into an available for sale investment.

As at 31 December 2004, Tongmei Thermal Power is an associate of Datang Yungang.

Details of the Company's associates are set out in Note 1.

7. AVAILABLE-FOR-SALE INVESTMENTS

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Beginning of the year	155,620	47,820	154,720	46,920
Addition	181,980	107,800	181,980	107,800
Reduction	(900)	–	–	–
End of the year	336,700	155,620	336,700	154,720

Available-for-sale investments of the Company and its subsidiaries mainly comprised a 16% unlisted equity investment in NCPG Finance, a 10% unlisted equity investment in China Continent Property & Casualty Insurance Company Ltd. ("CCPC") and a 0.98% unlisted equity investment in Daqin Railway Company Limited ("Daqin Railway").

These investments do not have a quoted market price in an active market. NCPG Finance is a non bank financial institution providing financial services exclusively to its shareholders and their affiliates. CCPC is a financial institution providing property insurance services. The principle activity of Daqin Railway is to provide railway transportation services. Based upon the limited forecast financial information regarding these investments available to the Company, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were no provisions for impairment on available-for-sale investments for the year ended 31 December 2004.

8. DEFERRED HOUSING BENEFITS

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company and its subsidiaries have finalised a scheme for selling staff quarters in 1999.

Under the scheme, the Company and its subsidiaries provide housing benefits to its staff to buy staff quarters from the Company and its subsidiaries at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. The housing benefits are amortised over the remaining average service life of the relevant employees. The estimated housing benefits are expected to benefit the Company and its subsidiaries over ten years, which is the estimated remaining average service life of the relevant employees.

	Company and its subsidiaries	
	2004	2003
	'000	'000
Cost		
Beginning and end of year	**342,837**	342,837
Accumulated amortisation		
Beginning of year	**(156,105)**	(118,758)
Charge for the year	**(37,347)**	(37,347)
End of year	**(193,452)**	(156,105)
Net book value		
End of year	**149,385**	186,732
Beginning of year	**186,732**	224,079

As at 31 December 2004, there was no deferred housing benefit in subsidiaries' accounts.

9. GOODWILL

Goodwill arose from the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 in 2000 and is amortised over 10 years.

	Company and its subsidiaries	
	2004	2003
	'000	'000
Cost		
Beginning and end of year	57,363	57,363
Accumulated amortisation		
Beginning of year	(18,210)	(12,618)
Charge for the year	(5,592)	(5,592)
End of year	(23,802)	(18,210)
Net book value		
End of year	33,561	39,153
Beginning of year	39,153	44,745

As at 31 December 2004, there was no goodwill in the subsidiaries' accounts.

10. INVENTORIES

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Fuel	152,800	82,432	50,251	42,778
Spare parts and consumable supplies	289,815	260,402	157,951	180,482
	442,615	342,834	208,202	223,260

As at 31 December 2004, all inventories were carried at cost.

11. ACCOUNTS RECEIVABLE

Accounts receivable of the Company and its subsidiaries mainly represents the receivable from the respective regional or provincial grid companies for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2004, all tariff revenues receivable from the respective grid companies were aged within three months.

12. SHORT-TERM BANK DEPOSITS OVER THREE MONTHS

Short-term bank deposits over three months consist of fixed-term deposits denominated in Rmb, Hong Kong dollars or USD with original maturities ranging from over three months to one year.

The effective interest rates on short-term bank deposits over three months ranged from 1.33% to 2.15% per annum (2003 – 0.90% to 1.11% per annum), and these deposits have an average maturity of 175 days (2003 – 142 days).

13. CASH AND CASH EQUIVALENTS

	Company and its subsidiaries		Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Deposits with NCPG Finance	**250,466**	3,273,493	**247,906**	3,247,989
Bank deposits	**3,210,826**	881,630	**1,684,946**	781,963
Cash in hand	**727**	361	**384**	150
	3,462,019	4,155,484	**1,933,236**	4,030,102

The effective interest rates on the RMB and foreign cash deposits ranged from 0.72% to 1.44% per annum (2003 – 0.90% to 1.76% per annum) and 0.0001% to 2.2100% per annum (2003 – 0.0025% to 0.9719% per annum), respectively. These deposits have an average maturity of 5 days (2003 – 34 days).

As at 31 December 2004, cash ad cash equivalents of approximately Rmb 250,466,000 (2003 – Rmb3,273,493,000) were deposited with NCPG Finance at the prevailing market interest rate of 0.72% per annum (2003 – 0.72% per annum).

14. SHARE CAPITAL

As at 31 December 2004, the authorised share capital of the Company was Rmb 5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. The issued and fully paid up share capital of the Company as at 31 December 2004 and 2003 was as follows:

	Number of shares	Share capital	Share interest
	'000	Rmb '000	%
Domestic Shares	3,732,180	3,732,180	72.29
H Shares	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

Domestic shares are non-listed promoter shares subscribed by promoters in Rmb upon the Company's incorporation.

H-shares were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

Domestic shares and H shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

15. RESERVES

(a) Capital reserve

Capital reserve mainly represents the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected into the Company during its formation and also proceeds from the issuance of H Shares in excess of their par value, net of expenses related to the issuance of the shares in 1997.

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company and its subsidiaries' articles of association, the Company and its subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional.

(All amounts expressed in Rmb unless otherwise stated)

15. RESERVES (CONT'D)

(b) Statutory surplus reserve (cont'd)

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(c) Statutory public welfare fund

In accordance with the Company and its subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

Statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the year ended 31 December 2004, approximately Rmb51,545,000 (2003 – Rmb56,466,000) of the statutory public welfare fund was transferred out to the discretionary surplus reserve accordingly.

(d) Discretionary surplus reserve

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

On 28 March 2005, the Board of Directors proposed an appropriation of profit of approximately Rmb1,281,777,000 to the discretionary surplus reserve for the year ended 31 December 2004 (2003 – Rmb509,077,000). The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed an appropriation of approximately Rmb 509,077,000 to the discretionary reserve for the year ended 31 December 2003. The proposed profit appropriation was approved by the shareholders in their general meeting dated 22 June 2004.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

(All amounts expressed in Rmb unless otherwise stated)

15. RESERVES (CONT'D)

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by MOF, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the remaining deferred housing benefits balance in relation to staff quarters sold and the sale approved by the government before 6 September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (see Note 8 above). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2004, approximately Rmb32,360,000 (2003 – Rmb32,360,000) had been transferred out from this restricted reserve.

(f) Other reserve

Other reserve comprised of the value of the equity conversion component of the convertible bond issued on 9 September 2003 (Note 18), net of deferred income tax. The value of the equity component was determined on the issue of the bond and is not changed in subsequent periods.

(g) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2004, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb 74 million (2003 – Rmb142 million).

The profit attributable to shareholders for the year ended 31 December 2004 includes a profit of approximately Rmb2,292,584,000 (2003 – Rmb1,782,427,000) that has been dealt with in the accounts of the Company.

16. LONG-TERM LOANS

Long-term loans include the long-term bank loans and other long-term loans as follows:

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Long-term bank loans (a)	17,361,017	9,424,317	2,215,000	1,874,000
Other long-term loans (b)	1,694,920	1,711,379	–	–
	19,055,937	11,135,696	2,215,000	1,874,000
Less: Amounts due within one year included under current liabilities	(1,106,875)	(829,209)	(200,000)	(249,000)
	17,949,062	10,306,487	2,015,000	1,625,000

(a) Long-term bank loans

As at 31 December 2004, approximately Rmb2,198 million (2003 – Rmb1,065 million) and Rmb15,163 million (2003 – Rmb8,359 million) of the long-term bank loans were denominated in USD and Rmb, respectively. Except for approximately Rmb2,933 million long-term bank loans were pledged by right of collection of tariff, all long-term bank loans were unsecured and bore interest at rates ranging from 2.88% to 6.12% (2003 – 2.19% to 5.76%) per annum. Approximately Rmb1,415 million (2003 – Rmb1,825 million) of the Company's bank loans were guaranteed by NCG (Note 25(e)). Approximately Rmb4,121 million (2003 – Rmb2,284 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

16. LONG-TERM LOANS (CONT'D)

(a) Long-term bank loans (cont'd)

The long-term bank loans, as summarised below, were drawn to finance the construction of electricity utility plants:

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Amount repayable				
Within one year	1,006,180	722,830	200,000	249,000
Between one to two years	1,829,213	1,040,830	300,000	200,000
Between two to five years	7,022,151	5,235,569	1,115,000	1,380,000
Over five years	7,503,473	2,425,088	600,000	45,000
	17,361,017	9,424,317	2,215,000	1,874,000

(b) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on lent to the Company's subsidiary, Datang Tuoketuo, for the construction of electricity utility plants. The maturity of these loans were as follows:

	Company and its subsidiaries	
	2004	2003
	'000	'000
Amount repayable		
Within one year	100,695	106,379
Between one to two years	106,679	100,697
Between two to five years	359,794	339,533
Over five years	1,127,752	1,164,770
	1,694,920	1,711,379

16. LONG-TERM LOANS (CONT'D)

(b) Other long-term loans (cont'd)

All these loans were denominated in USD and unsecured. The other long-term loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 1.36% to 2.03% per annum during the year ended 31 December 2004 (2003 – 1.30% to 1.60% per annum). In accordance with a guarantee agreement between NCG and MOF, NCG agreed to guarantee 60% of the loan balances (Note 25(e)). As at 31 December 2004, approximately Rmb1,017 million (2003 – Rmb1,027 million) of the loans were guaranteed by NCG, while the Company provided a counter-guarantee to NCG in respect of this amount.

17. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company and its subsidiaries for the construction of electricity utility plants:

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Short-term bank loans	5,875,560	670,020	900,000	2,000
Short-term loan payable to NCPG Finance	104,000	2,190,814	–	–
	5,979,560	2,860,834	900,000	2,000

As at 31 December 2004, all short-term loans were denominated in Rmb, unsecured and bore interest at rates ranging from 4.54% to 5.84% (2003 – 2.88% to 4.78%) per annum. Approximately Rmb1,639 million (2003 – Rmb960 million) of short-term loans were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

18. CONVERTIBLE BOND

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bond will be matured in 5 years from the issue date at their nominal value of USD153,800,000 unless converted into the Company's ordinary shares at the holder's option at the rate of HK$5.558 per share, subject to adjustment in certain circumstances and with a fixed rate of exchange applicable on conversion of the convertible bond of HK$7.799 per USD1.

18. CONVERTIBLE BOND (CONT'D)

The fair value of the liability component and the equity conversion component were determined on the issue of the bond. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserve, net of deferred income tax.

In subsequent periods the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bond. The equity component is determined on the issue of the bond and is not changed in subsequent periods.

The convertible bond recognised in the balance sheet as at 31 December 2004 was as follows:

	Company and its subsidiaries	
	2004	2003
	'000	'000
Liability component at beginning of the year/initial recognition	1,031,722	1,014,427
Interest expense	55,852	17,295
Interest payment	(9,547)	–
Liability component at end of the year	1,078,027	1,031,722

The carrying amount of the liability component at 31 December 2004 of the convertible bond approximated its fair value.

Interest expense on the bond is calculated on the effective yield basis of 5.51% (2003 – 5.51%) by applying the effective interest rate for an equivalent non-convertible bond to the liability component of the convertible bond after considering the effect of issuance cost.

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	Company and its subsidiaries		Company	
	2004	2003	2004	2003
	'000	'000	'000	'000
Construction costs and deposits payable to contractors	2,290,647	1,498,454	315,147	155,088
Fuel and material costs payable	678,689	500,356	334,142	347,569
Salary and welfare payable	148,090	125,257	135,525	112,157
Government grants	170,177	138,928	153,677	138,928
Interest rate swap liability	119,885	206,024	–	–
Others	218,381	214,816	123,917	162,684
	3,625,869	2,683,835	1,062,408	916,426

The Company received government grants from local environmental protection authorities for undertaking approved environmental protection projects. The Company has not recognised any deferred income from government grants during the year, as the project related to the government grants have not been completed as at 31 December 2004.

As at 31 December 2004, other than certain deposits for construction which were due between one and two years, substantially all accounts payable were due within one year.

As at 31 December 2004, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD213,911,000 (2003 – USD213,627,000) , and the fixed rate and floating rate were 5.15% (2003 – 5.15%) and 1.86% (2003 – 1.11%) (LIBOR offered by British Bankers' Association at 13 July 2004), respectively.

(All amounts expressed in Rmb unless otherwise stated)

20. RETIREMENT AND STAFF HOUSING BENEFITS

Retirement benefits

The Company and its subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 19% to 20% (2003 – 19% to 20%) of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its subsidiaries have to make a specified contribution based on the number of working years of the employees. The Company and its subsidiaries are required to make a contribution equal to 2 times of the staff's contributions. Moreover, the Company and its subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions, and any returns thereon, upon retirement.

The total retirement cost incurred by the Company and its subsidiaries during the year ended 31 December 2004 pursuant to these arrangements amounted to approximately Rmb131,374,000 (2003 – Rmb76,939,000).

Housing benefits

As discussed in Note 8 above, the Company and its subsidiaries sell staff quarters to their employees at preferential prices. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Amortisation of the deferred housing benefits for the year ended 31 December 2004 amounted to approximately Rmb37,347,000 (2003 – Rmb37,347,000).

In addition, in accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at rate ranging from 10% to 18% (2003 – 8% to 10%) of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its subsidiaries' contributions out of their salary. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2004, the Company and its subsidiaries provided approximately Rmb51,667,000 (2003 – Rmb19,120,000) to the fund.

21. OPERATING REVENUE

	2004	2003
	'000	'000
Electricity	**13,555,492**	9,947,733
Heat	**28,247**	2,831
	13,583,739	9,950,564

Pursuant to the Power Purchase Agreements entered into between the Company and its subsidiaries and the regional or provincial grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2004, most of the electricity generated by the Company and its subsidiaries was sold to NCG and its subsidiaries.

22. OPERATING PROFIT

Operating profit was determined after charging (crediting) the following:

	2004	2003
	'000	'000
Loss on disposals of property, plant and equipment	33,912	36,360
Amortisation of goodwill	5,592	5,592
Personnel expenses		
– Wages	461,581	327,852
– Retirement benefits	129,763	74,922
– Staff housing benefits	87,903	55,717
– Other staff costs	194,133	172,524
Depreciation	2,099,835	1,653,707
– Capitalised as construction-in-progress	7,205	5,851
– Included as operating expenses	2,086,882	1,643,530
– Included as other operating expenses	5,748	4,326
Auditors' remuneration	5,500	4,730
Cost of inventories		
– Fuel	4,951,410	3,165,103
– Spare parts and consumable supplies	79,549	62,431
Operating lease		
– Buildings	14,622	14,622
Dividend income	(18,783)	(10,423)
Loss on disposals of investments held for trading	–	2,073
Gain on disposal of available-for-sale investment	(433)	–

23. FINANCE COSTS

	2004	2003
	'000	'000
Interest expense on:		
Short-term bank loans	189,033	17,295
Short-term loans payable to NCPG Finance	70,469	80,790
Long-term bank loans		
– wholly repayable within five years	168,509	33,075
– repayable beyond five years	500,383	350,570
Other long-term loans		
– repayable beyond five years	29,260	28,478
Convertible bond	55,852	17,295
	1,013,506	527,503
Less: amount capitalised in property, plant and equipment	(522,252)	(218,625)
	491,254	308,878
Exchange loss/(gain), net	1,562	(5,973)
Fair value (gain)/loss on an interest rate swap (Note a)	(14,061)	53,636
	478,755	356,541

(a) To hedge against its interest rate risk on long-term loans, Datang Tuoketuo has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

24. TAXATION

	2004	2003
	'000	'000
Current tax	914,993	919,398
Deferred tax	4,819	69,549
Tax charge	919,812	988,947

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Datang Tuoketuo and Fengning Hydropower, the applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

24. TAXATION (CONT'D)

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Datang Tuoketuo, as an enterprise set up in the western area of PRC and engaged in a business encouraged by the State, has been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprise engaged in power generation in the western area of PRC, Datang Tuoketuo is also exempted from PRC enterprise income tax during the first and second years of operation and has been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate during the third to fifth year of operation. Datang Tuoketuo started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 15% and 0%, respectively.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Fengning Hydropower, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third year since the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Fengning Hydropower has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 0%.

(a) The taxation of the Company and its subsidiaries differs from the theoretical amount that would arise by the statutory tax rate in the PRC. The reconciliation is shown as follows:

	2004	2003
	'000	'000
Profit before taxation	3,663,352	2,857,514
Tax computed at the statutory tax rate of 33%	1,208,906	942,980
Add: Tax effect of non-tax deductible items	12,935	3,656
Preferential tax rate impact on the income of a subsidiary	(302,029)	(14,149)
Preferential tax rate impact on deferred tax assets arising from the fair value loss of interest rate swap	–	56,460
Tax charge	919,812	988,947

24. TAXATION (CONT'D)

(b) The movement in deferred tax assets during the year is as follows:

	Company and its subsidiaries					
	2004					2003
	Preliminary expenses	Depreciation	Fair value loss of an interest rate swap	Deductible operating loss	Total	Total
	'000	'000	'000	'000	'000	'000
Beginning of year	7,884	9,023	22,814	10,121	49,842	99,489
(Charged)/Credited to net profit	18,859	9,180	1,854	(4,188)	25,705	(49,647)
End of year	26,743	18,203	24,668	5,933	75,547	49,842

	Company	
	2004	2003
	'000	'000
Preliminary expense		
Beginning of year	–	–
Credited to net profit	4,859	–
End of year	4,859	–

24. TAXATION (CONT'D)

(c) The movement in deferred tax liabilities during the year is as follows:

	Company and its subsidiaries				
	2004				2003
	Deferred housing benefits	Capitalised borrowing costs	Convertible bond	Total	Total
	'000	'000	'000	'000	'000
Beginning of year	6,840	37,382	80,583	124,805	31,123
Charged to equity	–	–	–	–	73,780
(Credited)/Charged to net profit	(1,368)	47,172	(15,281)	30,523	19,902
End of year	5,472	84,554	65,302	155,328	124,805

	Company				
	2004				2003
Beginning of year	6,840	–	80,583	87,423	8,208
Charged to equity	–	–	–	–	73,780
(Credited)/Charged to net profit	(1,368)	47,403	(15,281)	30,754	5,435
End of year	5,472	47,403	65,302	118,177	87,423

The amount of deferred tax assets and deferred tax liabilities shown in the consolidated balance sheets include the following:

	2004	2003
	'000	'000
Deferred tax assets to be recovered after more than 12 months	69,707	33,455
Deferred tax liabilities to be settled after more than 12 months	136,165	105,947

25. RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang Corporation ("China Datang")	Substantial shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing Energy Investment (Group) Company	Shareholder
Hunan Huayin Power Company Limited ("Hunan Huayin")	An associate of the substantial shareholder
Tuoketuo Tongsheng Company Limited (" Tuoketuo Tongshen")	Managed by certain management personnel of the Company
Related parties in which the Company has equity interest	
NCEPR	Associate
Datang Texin	Associate

The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the year.

	Note	2004	2003
		'000	'000
Ash disposal fee to divisions and affiliates of China Datang	(a)	**93,261**	94,338
Rental fee to China Datang	(b)	**7,228**	7,229
Technical supervision, assistance and testing service fee to NCEPR	(c)	**54,212**	53,456
Transaction amount of assets transfer to Hunan Huayin	(d)	**103,021**	-
Heat revenue from Datang Texin	(g)	**14,921**	2,831
Fuel management fee to China Datang	(h)	**6,268**	-
Power Equipment Repair and Maintenance service fee to Tuoketuo Tongshen	(i)	**72,000**	36,980

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang.

(All amounts expressed in Rmb unless otherwise stated)

25. RELATED PARTY TRANSACTIONS (CONT'D)

(b) The Company has leased buildings of 141,671 (2003 – 141,671) square metres from China Datang for an annual rental rate of approximately Rmb7 million in 2004 (2003 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(d) On 5 April 2004, the Company entered into an agreement with Hunan Huayin to transfer the development right of a power plant development project to Hunan Huayin. The transfer price was approximately Rmb103,021,000, which represented the costs incurred by the Company in this project.

(e) As discussed in Notes 16 and 17 above, NCG and the minority shareholders of the Company's subsidiaries had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb8,192 million as at 31 December 2004 (2003 – Rmb6,096 million). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for by the Company and its subsidiaries. The legal procedures of this arrangement were still in the process as at 31 December 2004.

(f) As at 31 December 2004, the Company had provided guarantees for loans of its associates, Datang Texin, Datang Pengshui, Datang Daba and Tashan Coalmine, according to the Company's shareholding percentage in its associates totalling approximately Rmb1,115 million (2003 – Rmb419 million).

(g) All of the company's sales of heat for the year were made to Datang Texin. As at 31 December 2004, the balance due from this company amounted to Rmb 4,528,000 (2003 – Nil), and was included in accounts receivable.

(h) In year 2004, China Datang provided fuel management and developing services to the Company. These services were charged at Rmb0.50 per ton of coal purchased. As at 31 December 2004, the balance due to this company amounted to Rmb6,268,000 (2003 – Nil), and was included in other payables.

(i) Tuokeuto Tongshen provided power equipment repair and maintenance service to one of the Company's subsidiaries. The service was charged at the same basis as the Company obtain the similar services from third party. As at 31 December 2004, the balance due to the Company amounted to Rmb7,200,000 (2003 – Nil) and was included in accounts payable.

25. RELATED PARTY TRANSACTIONS (CONT'D)

(j) In addition to the transactions identified above, there are other related companies owned/managed by certain management personnel of the Company and its subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb35,307,000 (2003 – Rmb56,035,000) to the Company and its subsidiaries. In addition, coals purchased from these related companies by a subsidiary of the Company amounted to approximately Rmb 17,976,000 (2003 – Rmb 66,254,000) for the year ended 31 December 2004. As at 31 December 2004, the balance due to these companies amounted to Rmb51,000 (2003 – Rmb12,695,000) respectively, and were included in accounts payable.

(k) Apart from the above related party transaction, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosure, applies.

26. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) **Details of directors' and supervisors' emoluments were:**

	2004	2003
	'000	'000
Fees for executive directors, non-executive directors and supervisors	–	–
Other emoluments for executive directors		
– basic salaries and allowances	340	570
– bonus	327	548
– retirement benefits	233	390
Other emoluments for non-executive directors	4,094	2,639
Other emoluments for supervisors	1,536	1,058

There is no special bonus for directors' and senior executives' during the year ended 31 December 2004.

No director had waived or agreed to waive any emoluments during the year ended 31 December 2004.

26. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS (CONT'D)

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management were:

	2004	2003
	'000	'000
Basic salaries and allowances	**807**	697
Bonus	**835**	669
Retirement benefits	**502**	477

For the year ended 31 December 2004, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31 December 2004, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb 1,060,000 (equivalent to HK$1,000,000).

27. DIVIDENDS

On 28 March 2005, the Board of Directors proposed a dividend of Rmb0.22 per share, totalling approximately Rmb1,135,827,000 for the year ended 31 December 2004. The proposed dividends distribution is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed a dividend of Rmb0.175 per share, totalling approximately Rmb903,499,000 for the year ended 31 December 2003. The proposed dividends distribution was approved by the shareholders in the general meeting dated 22 June 2004.

28. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 was based on the net profit of approximately Rmb2,292,584,000 (2003 – Rmb1,811,799,000) and on the weighted average number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2004	2003
Net profit attributable to shareholder (Rmb '000)	**2,292,584**	1,811,799
Interest expense on convertible debt (net of tax) (Rmb '000)	**37,421**	11,587
Net profit used to determine diluted earnings per share (Rmb '000)	**2,330,005**	1,823,386
Weighted average number of ordinary shares in issue (shares in thousand)	**5,162,849**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	**215,813**	66,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,378,662**	5,229,662
Diluted earnings per share (Rmb)	**0.43**	0.35

Proposed dividends per share for the year ended 31 December 2004 were calculated based on the proposed dividends of approximately Rmb1,135,827,000 (2003 – Rmb903,499,000) divided by the number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue as at 31 December 2004.

29. NOTES TO STATEMENT OF CASH FLOWS

(a) **Reconciliation of profit before taxation to cash generated from operations:**

	2004	2003
	'000	'000
Profit before taxation	3,663,352	2,857,514
Adjustments for:		
Depreciation of property, plant and equipment	2,092,630	1,647,856
Fair value (gain)/loss on an interest rate swap	(14,061)	53,636
Amortisation of goodwill	5,592	5,592
Amortisation of staff housing benefits	37,347	37,347
Loss on disposals of property, plant and equipment	33,912	36,360
loss on disposals of investments held for trading	–	2,073
Interest income	(46,970)	(41,395)
Interest expenses	491,254	308,878
Dividend income	(18,783)	(10,423)
Share of loss/(profit) from associates	3,264	(16,979)
Operating profit before working capital changes	6,247,537	4,880,459
(Increase) decrease in current assets:		
Inventories	(99,780)	(40,726)
Other receivables and current assets	(88,573)	(58,679)
Accounts receivable	(254,061)	(266,360)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	250,458	282,679
Taxes payable	41,737	(11,642)
Cash provided by operations	6,097,318	4,785,731

29. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(b) Significant non-cash transactions

The Company and its subsidiaries incurred additional payables of approximately Rmb 792 million (2003 – Rmb515 million) to contractors and equipment suppliers for construction-in-progress during the year ended 31 December 2004.

(c) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company and its subsidiaries' capital commitments for investments in subsidiaries and associates and construction of electricity utility plants as at 31 December 2004 were as follows.

	Company and its subsidiaries		Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Expiring within one year	**29,286,260**	27,823,946	**28,986,260**	21,685,440
Expiring beyond one year	**35,432,164**	61,433,031	**35,132,164**	59,335,510
	64,718,424	89,256,977	**64,118,424**	81,020,950

30. COMMITMENTS

(a) Capital commitments

As at 31 December 2004, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb8,908 million (2003 – Rmb6,757 million). In addition, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electricity utility plants not provided for in the balance sheets were as follows:

	Company and its subsidiaries		Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Authorised and contracted for	**17,142,577**	19,184,771	**1,743,275**	6,212,299
Authorised but not contracted for	**9,216,942**	5,348,052	**–**	205,046
	26,359,519	24,532,823	**1,743,275**	6,417,345

30. COMMITMENTS (CONT'D)

(b) Operating lease commitment

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	Company and its subsidiaries	
	2004	2003
	'000	'000
Amount repayable		
Within one year	**9,599**	12,127
Between one to five years	**28,868**	31,250
Over five years	**50,519**	57,736
	88,986	101,113

31. SUBSEQUENT EVENT

On 31 December 2004, State-owned Assets Supervision and Administration Commission of the State Council has approved Datang Tangshan's acquisition of the net assets of Tangshan Power Plant from China Datang for a cash consideration of approximately Rmb 155 million (guozichanquan [2004] 1249). As at the reporting date, the acquisition was still in process.

On 21 December 2004, the Company entered into an investment agreement to establish Datang Wulong Hydropower Company (the "Datang Wudian") for planning, constructing and operating the Wujiang hydropower project. The estimated registered capital of Datang Wudian is approximately Rmb1,000,000,000. The Company holds a 51% interest in Datang Wudian. As at 31 December 2004, no investment has been made by the Company in this investee. As at the reporting date, the Company has invested Rmb 25,500,000 in Datang Wudian.

On 31 December 2004, the Company entered into an investment agreement with China Datang to establish China Datang Finance Co., Ltd. (the "China Datang Finance") to provide various financing services to its shareholders and their affiliates. The estimated registered capital of China Datang Finance is approximately Rmb500,000,000. The Company holds a 20% interest in China Datang Finance. As at 31 December 2004, no investment has been made by the Company in this investee. As at the reporting date, the Company has invested Rmb 100,000,000 in China Datang Finance.

(All amounts expressed in Rmb unless otherwise stated)

32. ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2004, net current liabilities and total assets less current liabilities of the Company and its subsidiaries amounted to approximately Rmb5,584 million (2003 – Rmb 178 million) and Rmb38,261 million (2003 – Rmb28,425 million), respectively.

33. PRIOR YEAR COMPARATIVES

Certain comparative figures of 2003 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2004.

Corporate Information

REGISTERED NAME OF THE COMPANY

大唐國際發電股份有限公司

ENGLISH NAME OF THE COMPANY

Datang International Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

c/o Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

LEGAL REPRESENTATIVE

Zhai Ruoyu

AUTHORISED REPRESENTATIVES

Zhai Ruoyu, Zhang Yi

COMPANY SECRETARY

Yang Hongming

PRINCIPAL BANKERS

In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

AUDITORS AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong

LEGAL ADVISORS

as to PRC law:
Hao Tian Law Office
5A Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong and English law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong
and
Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

LISTING INFORMATION

H Shares
The Stock Exchange of Hong Kong Limited
Code: 0991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46/F, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY

Available at:
The secretary office of the Board of Directors
Datang International Power Generation Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
and
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

Glossary **of Terms**

The following terms have the following meaning in this Annual Report, unless otherwise required by the context.

Available hours	For a specified period, the numbers of hours in that period that a generator is available for generation
BTT Area	Beijing, Tianjin and northern areas of Hebei Province
BTT Power Grid	The power transmission network covering Beijing, Tianjin, and northern areas of Hebei Province
Capacity factor	For a specified period, the ratio (expressed as a percentage) of the number of utilisation hours of a power plant to the total number of hours in such period
Equivalent availability factor	For a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
Gross generation	For a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant
Installed capacity	The highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
Load factor	For a specified period, the ratio (usually expressed as a percentage) of the number of utilisation hours to the number of operational hours of a power plant for such period
North China Power Grid	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
Operational hours	For a specified period, the number of hours that a power plant supplies any amount of electrical energy to a grid or, for power plants with multiple generating units, the weighted average of the number of hours that each generating unit supplies any amount of electrical energy to a grid, weighted by the installed capacity of the generating units
Total on-grid power generation	The amount of power transmitted to the a power network from a power plant as measured by the grid meter
Utilisation hours	For a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period
kWh	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
MW	1,000,000 watts
MWh	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.